FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

P.E.
7/31/04

For the Month of July, 2004
Commission File Number: 1-6784
Matsushita Electric Industrial Co., Ltd.
Kadoma, Osaka, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __√__ Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101
(b)(1): __√__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101
(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No __√__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82-____

This Form 6-K consists of:

The registrant's consolidated annual report to shareholders for the fiscal year ended March 31, 2004 (English version).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Matsushita Electric Industrial Co., Ltd.

By: Yukitoshi Onda
Yukitoshi Onda, Attorney-in-Fact
President
Panasonic Finance (America), Inc.

Dated: August 24, 2004

Matsushita Electric

Annual Report 2004

For the year ended March 31, 2004



Panasonic

ideas for life


excitement

We aim to become **marketing professionals** that create business opportunities

Victoria Somova
Marketing Expert for Audio Products
AVC Products Department
Panasonic (CIS) OY


conviction

I believe Panasonic has the **best technology** in the world
Now we must capitalize through **best marketing** practices

Joachim Reinhart
President & COO
Matsushita Electric Europe (Headquarters) Ltd.


devotion

Our compact digital still cameras feature **image stabilizing technology**

Mitsuaki Oshima
Executive Engineer
Corporate R&D Group
Matsushita Electric Industrial Co., Ltd.


creativity

Creativity and customer intimacy contribute essential value to our customers' products and growth strategies

Joseph Taylor
President & COO
Industry Group
Matsushita Electric Corporation of America

Matsushita endeavors **"Customer Value Cre**


consideration

We are integrating **universal design** principles into our global business activities

Yukihiro Tsuda
Staff Designer
AVC Network Design Group
Panasonic Design Company


commitment

Our goal is to deliver **real customer value** by exceeding our customers' expectations

Cyril F. Wood
Managing Director
Panasonic U.K. Ltd.


betterment

Our goal is customer first products; Panasonic automotive DVD RSE systems ranked **highest in customer satisfaction***

Vincent Sarrecchia
President
Panasonic Automotive Systems Company of America

In line with its corporate visions of a ubiquitous networking society and coexistence with the environment, Matsushita endeavors to become a "Customer Value Creation Company" that provides value to customers in a variety of forms, including safety, security, comfort and convenience.

The global brand slogan "Panasonic ideas for life" represents the commitment of Matsushita employees around the world, from R&D and manufacturing, to marketing and services, in providing products and services with value-added ideas, which enrich lives and advance society.

* J.D. Power and Associates 2004 Rear-Seat Entertainment Usage and Satisfaction Study[SM]
J.D. Power and Associates is an international marketing information firm that specializes in customer satisfaction research.


flexibility

We manufacture products in tune with **market needs**

Shigemi Higashide
Assistant Coordinator
Network Business Group
Panasonic AVC Networks Company


heartiness

We will strive for excellence by leveraging our talents and products **with customers in mind**

Eugene Chan Boon Chuan
Managing Director
Panasonic Singapore
Senior Director
Member of the Board
Matsushita Electric Asia Pte. Ltd.


endeavor

We are developing key components and devices essential for a **ubiquitous networking society**

Takehiro Kamada
Manager
Corporate System LSI Development Division
Semiconductor Company


ideas

to become a
ation Company"


belief

Panasonic creates **value for customers** with technology ideas from all around the world

Dr. Paul Liao
President & CTO
Technology Sector
Matsushita Electric Corporation of America


innovation

We incorporate the **unique cultural preferences** of customers in each region into product R&D

Jarapat Reainthippayasakul
Cooking Software Program Development
Engineering Department
Matsushita Home Appliance (THAILAND) Co., Ltd.


sincerity

Matsushita envisions a future where **every household** has a dishwasher

Yutaka Taniguchi
Manager
Home Utility Appliances Division
Matsushita Home Appliances Company


dedication

We serve our customers through an **integrated R&D, manufacturing, sales and service strategies**

Keith Evans
Managing Director
Panasonic Computer Products Europe
Panasonic Marketing Europe GmbH

Contents

Pictures shown on the screens of products in this Annual Report are simulated.

Disclaimer Regarding Forward-Looking Statements

This Annual Report includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Matsushita and its Group companies (the Matsushita Group). To the extent that statements in this Annual Report do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Matsushita Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Matsushita Group's actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Matsushita undertakes no obligation to publicly update any forward-looking statements after the date of this Annual Report. Investors are advised to consult any further disclosures by Matsushita in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, Asian currencies and other currencies in which the Matsushita Group operates businesses, or in which assets and liabilities of the Matsushita Group are denominated; the ability of the Matsushita Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the ability of the Matsushita Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Matsushita Group to maintain competitive strength in many product and geographical areas; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; and fluctuations in market prices of securities and other assets in which the Matsushita Group has holdings; as well as future changes or revisions to accounting policies or accounting rules.

Financial Highlights

Matsushita Electric Industrial Co., Ltd. and Subsidiaries
Years ended March 31, 2004 and 2003

	Millions of yen, except per share information		Percentage of previous year	Millions of U.S. dollars, except per share information
	2004	2003	2004/2003	**2004**
Net sales	**¥7,479,744**	¥7,401,714	101.1%	**$71,921**
Income before income taxes	**¥ 170,822**	¥ 68,916	247.9%	**$ 1,643**
Net income (loss)	**¥ 42,145**	¥ (19,453)	—	**$ 405**
Net income (loss) per share:				
Basic	**¥ 18.15**	¥ (8.70)	—	**$ 0.17**
Diluted	**18.00**	(8.70)	—	**0.17**
Cash dividends per share	**12.50**	10.00	125.0%	**0.12**
Total assets (at year-end)	**¥7,438,012**	¥7,834,693	94.9%	**$71,519**
Stockholders' equity (at year-end)	**3,451,576**	3,178,400	108.6	**33,188**
Capital investment	**¥ 271,291**	¥ 251,470	107.9%	**$ 2,609**
R&D expenditures	**579,230**	551,019	105.1	**5,570**
Total employees (at year-end)	**290,493**	288,324	100.8%	**290,493**

Net Sales
Billions of yen



8,000
6,000
4,000
2,000
0
2000 2001 2002 2003 2004

Income (Loss) before Income Taxes
Billions of yen



300
200
100
0
-600
-538
2000 2001 2002 2003 2004

Net Income (Loss)
Billions of yen



150
100
50
0
-50
-500
-428
2000 2001 2002 2003 2004

Notes: 1. See Note 1 (m) to the consolidated financial statements in respect to the calculation of net income (loss) per share amounts.
2. U.S. dollar amounts are translated from yen at the rate of ¥104=U.S.$1, the approximate rate on the Tokyo Foreign Exchange Market on March 31, 2004.



Yoichi Morishita, Chairman

In the fiscal year ended March 31, 2004 (fiscal 2004), the final year of its Value Creation 21 plan, Matsushita Electric Industrial Co., Ltd. saw the positive effects of management reforms implemented under the themes of "deconstruction and creation."

Building upon this success, Matsushita has embarked on a new mid-term "Leap Ahead 21" plan, from fiscal 2005, as a major step toward the Company's vision of global excellence by 2010 and sustainable growth in the 21st century.

The business environment in which we operate is undergoing significant change. The 24-hour global economy, formation of economic blocs and the advent of a ubiquitous networking society have greatly influenced business models and employment structures. Moreover, coexistence with the global environment has drawn increasing attention worldwide. At Matsushita, we are working to create a "new prosperity" by balancing needs for energy and resource conservation with convenience and comfort.

In this constantly evolving management environment, characterized by speed and diversity, companies most likely to prosper are those that can respond quickly to change with unique products and unwavering management philosophies.

Meeting customer needs and adapting to change in the 21st century, Matsushita will continue to carry out reforms and grow toward becoming a company that creates value for its customers.

We remain committed to our basic management philosophy, established by founder Konosuke Matsushita, of contributing to society as a public entity. In other words, the Company will continue to fulfill its obligations relating to corporate social responsibility (CSR). We will also make every effort to increase corporate value for our shareholders, investors, customers and all other stakeholders by contributing to society through our business activities, maintaining accountability and enhancing transparency.

Thank you for your continued support.

May 2004

Y. Morishita
Yoichi Morishita
Chairman

Kunio Nakamura
Kunio Nakamura
President



Kunio Nakamura, President

"Matsushita has
We are now taking
customers



laid the foundation for future growth.
on the challenge of creating value for
through the Leap Ahead 21 plan"

From Value Creation to a Leap Ahead

With the mid-term Value Creation 21 plan, which ended March 31, 2004, Matsushita carried out sweeping management reforms, organizational restructuring and other initiatives indicative of the Company's shift to a new growth strategy. The process to follow value creation is one that will open a path to further growth. Reflecting this concept, the new three-year management plan, which began in April 2004, was named Leap Ahead 21.

Matsushita aims to achieve global excellence by 2010 to fulfill its mission of creating value for customers. The Leap Ahead 21 plan, ending March 2007, represents the midpoint in this target for global excellence, and will establish a foundation for sustainable growth. In this section, President Nakamura discusses financial results for fiscal 2004, reviews the Value Creation 21 plan, and introduces the new Leap Ahead 21 plan.



Fiscal 2004 Results: Sales and Earnings Exceed Targets

Matsushita designated fiscal 2004 as the year it would "re-declare" its founding, or return to the fundamental principles upon which the Company was founded. Under an autonomous business domain-based organizational structure, Matsushita implemented Groupwide initiatives as part of management's shift in focus from "deconstruction" to "creation" to achieve further growth.

Specifically, the Company achieved increased sales and earnings through the successful launch of 90 new V-products, with particular emphasis on digital products, and the implementation of simultaneous global product introductions. Matsushita also designated Panasonic as its globally unified brand under the slogan "Panasonic ideas for life." This new brand strategy is part of Matsushita's efforts to convey to customers all over the world a new image for the Company and its products, while further enhancing brand value.

These, and other initiatives, resulted in consolidated net sales for fiscal 2004 of ¥7,479.7 billion (U.S. $71.92 billion), an increase of 1% from the previous fiscal year. Strong sales of the above-mentioned V-products, particularly in the areas of digital audiovisual (AV) equipment, cellular phones and factory automation (FA) equipment were the main reasons for this increase.

Operating profit* climbed 54% to ¥195.5 billion ($1.88 billion), due mainly to the aforementioned sales increases and the positive effects of various cost reduction initiatives, which more than offset negative factors such as a strong yen and intensified global competition. Net income increased to ¥42.1 billion ($405 million) from the previous fiscal year's net loss of ¥19.5 billion.

Regarding balance sheet items, inventories stood at ¥777.5 billion ($7.48 billion), or 37 days, as of March 31, 2004. In terms of inventory days, this is the lowest level in 23 years.

Although we are not completely satisfied with the Company's current levels of sales and earnings, much progress has been made since fiscal 2002, when Matsushita recorded unprecedented losses, and the Company will maintain Groupwide efforts to continue the recent trend of improved financial results in the future.

*For information about operating profit, see Note 3 on page 38.

Review of Value Creation 21: A Foundation for Growth

Next, I will review various management initiatives and results of the Value Creation 21 plan.

In Value Creation 21, we directed efforts toward structural reforms to facilitate the creation of businesses and products leading to future growth. Beginning in fiscal 2002, the first year of the plan, Matsushita undertook a thorough review of management structures and systems, resulting in a wide range of restructuring initiatives, including the closure/integration of manufacturing locations, domestic sales and distribution structural reforms and various initiatives relating to the Company's employment structure. At the same time, Matsushita improved manufacturing processes through the application of information technology (IT), established a Groupwide common platform structure in research, development and design (R&DD) and implemented initiatives in materials procurement to reduce costs through integrated purchasing and standardization of parts and materials.



Then, in fiscal 2003 and 2004, after transforming five Group companies* into wholly owned subsidiaries, the entire Matsushita Group was reorganized into 14 business domains. Under the new structure, business domain companies take full responsibility for R&D, manufacturing and sales in their respective business areas. Delegation of authority to each business domain company and sweeping IT reforms have resulted in a "leaner" and more "agile" organization, which in turn is enhancing employee understanding of the true meaning of customer satisfaction, while accelerating decision-making processes to swiftly meet customer needs.

Value Creation 21

	"Deconstruction"	"Creation"
Fiscal 2002	○Domestic consumer sales and distribution restructuring ○Employment restructuring ○Closure / integration of manufacturing locations	○Manufacturing process innovations ○More efficient organization
Fiscal 2003	○Transformation of five Group companies into wholly owned subsidiaries	○Management focusing on Capital Cost Management (CCM) and cash flows
Fiscal 2004	○Organizational restructuring by business domain	○Business domain-based organizational structure and new management system

Meanwhile, Matsushita made concerted efforts to enhance product competitiveness. V-products, which combine the Company's ubiquitous networking and coexistence with the environment visions with innovative black-box technologies, have contributed significantly to overall growth.

In December 2003, Matsushita reached a basic agreement regarding a comprehensive business collaboration with Matsushita Electric Works, Ltd. (MEW), after which Matsushita initiated a tender offer for additional shares of MEW. As a result, MEW and its group companies became consolidated subsidiaries of Matsushita on April 1, 2004.

Through the aforementioned initiatives within Value Creation 21, Matsushita has established a firm foundation for achieving growth in the future. However, we fell short of achieving the targets of ¥9 trillion in net sales and an operating profit to sales ratio of 5% announced in January 2001, when the Value Creation 21 plan was introduced.

In the new mid-term business plan, we will continue working toward the yet-to-be achieved goal of an operating profit ratio of 5%, as well as other targets leading to growth.

*In October 2002, five Group companies, namely Matsushita Communication Industrial Co., Ltd., Kyushu Matsushita Electric Co., Ltd., Matsushita Seiko Co., Ltd., Matsushita Kotobuki Electronics Industries, Ltd. and Matsushita Graphic Communication Systems, Inc., were transformed into wholly owned subsidiaries.

Leap Ahead 21: Midpoint in the Process of Becoming a Company that Creates Value for Customers

Recent global economic trends include the expansion of local economies, the emergence of borderless economies and prolonged disinflation. In addition, the rapid proliferation of e-business has had a considerable impact on society. Traditional distribution models have also undergone significant change, and new business models are emerging constantly. Global competition is expected to further intensify as companies expand beyond their traditional markets and make inroads into new sectors. Given this business environment, we must make a fundamental change in our mindset and thoroughly review current business models.

Meanwhile, a look at the lifestyles and values of our customers reveals the importance of not only supplying products in volume, but also providing a sense of satisfaction and fulfillment. We will therefore create new value based on the concept of total living environments that provide comfort and convenience, while having a minimum impact on the environment.

From this standpoint, Matsushita aims to achieve global excellence by 2010, with the three-year Leap Ahead 21 plan, beginning in fiscal 2005, serving as the midpoint toward



achieving this goal.

There are two main objectives in the Leap Ahead 21 plan. The first is to raise the Capital Cost Management (CCM)* results of all business domain companies to zero or above by fiscal 2006. The second objective is to achieve an operating profit to sales ratio of 5% or more, and increase CCM to zero or above on a consolidated Group basis by fiscal 2007. We believe these objectives are the bare minimum for becoming a top global company, and will make every effort to achieve them.

*CCM is a management benchmark created by Matsushita that emphasizes return on capital. A CCM of zero or above indicates that the return on invested capital meets the minimum return expected by shareholders.

Leap Ahead 21 Initiatives (1): Accelerating Growth Businesses

Matsushita is positioning V-products as the main vehicle of future growth. During fiscal 2005, Matsushita will introduce 71 new V-products with a sales target of ¥1.5 trillion, compared with approximately ¥1.24 trillion in sales of the previous fiscal year's V-products. New V-products for fiscal 2005 will: (1) utilize black-box technologies that cannot be easily imitated by competitors, (2) incorporate universal design concepts to improve convenience for all customers, and (3) have minimal impact on the environment in terms of energy and resource conservation.

Achieving Sustainable Growth


Ubiquitous networking
Coexistence with the environment
Create
Customer Value
Global Excellence
2010
Operating Profit ≥ 5%
CCM ≥ 0
Leap Towards
Excellence
Fiscal 2007
Sustainable Growth
Fiscal 2004

Each business domain company will expand its business around such V-products. For example, the Panasonic AVC Networks Company is contributing to overall growth by creating business pillars centered on flat-panel TVs, DVD recorders, and digital still cameras (DSCs), the market for which is rapidly expanding worldwide.

Regarding capital investment, Matsushita will concentrate management resources on core components and devices, including semiconductors and plasma display panels (PDPs). The role of the semiconductor business has become increasingly important, as added value in digital products is mainly determined by system LSIs. Over the two-year period through March 2006, Matsushita will invest approximately ¥130 billion in a new cutting-edge system LSI factory in Uozu, Japan.

For PDPs, the Company invested approximately ¥60 billion in a second factory in Ibaraki (Osaka), Japan, which began production in April 2004. Furthermore, in September 2004, construction will begin on a new factory that will be one of the largest PDP operations in the world. The new factory will increase production capacity for PDPs to 4.5 million units per year in 2007, including current production capacity at factories in Ibaraki, Japan and Shanghai. Matsushita will thus build a value chain from key components and devices to finished products in an aim to reinforce product competitiveness and distinguish itself from competitors.

As a "growth engine" for the entire Company, overseas operations will continue to be a main focus for enhancing growth and earnings. We will continue to implement simultaneous global product introductions to expand sales and market share on a global basis. In China, a high-priority region, we aim to achieve a ¥1 trillion business in fiscal 2006 by augmenting local strategies.



In addition, our comprehensive business collaboration with MEW will commence in fiscal 2005. By combining Matsushita's extensive management resources in a broad range of business fields, including digital networks, home appliances and components and devices, as well as extensive R&D capabilities, with MEW's considerable expertise in the living environments field, the two companies will provide customers all over the world with solutions for comfortable living based on the concepts of security and brand loyalty, as well as providing products that are easy to use and inspiring. Matsushita and MEW also aim for global excellence by maximizing synergy effects between the two companies to create new growth and increase productivity. The two companies will strive to achieve further growth in such areas as home appliances, household equipment & construction materials, electric equipment, lighting, home & building networks, environment-related systems, and healthcare & medical equipment, thereby solidifying the Matsushita Group's position as a global leader in these fields.

Leap Ahead 21 Initiatives (2): Reinforcing Management Structures

Matsushita will increase the speed with which it recovers invested capital by reducing assets and further implementing the selection of priority businesses and concentration of management resources into such businesses. Furthermore, in addition to drastically reducing materials procurement costs, Matsushita will further strengthen its management structure through other aggressive cost reduction projects inaugurated in fiscal 2004 to enhance profitability.

With regard to R&D, the Company will strengthen technological capabilities from a 10-year perspective, with the ultimate goal of consistently creating new value-added products and services. In line with this goal, the Corporate R&D Group established the 10-year Technology Vision as a corporate roadmap for the development of technologies in such areas as next-generation system LSIs, networkable consumer electronics and fuel cell cogeneration systems for the home. Shared Companywide and reviewed annually, this roadmap will be the basis for the selection of R&D projects, and the concentration of resources into them. Through Development Process Innovation Management (DPIM) at each business domain company, based on evaluations of return on investment, Matsushita will further reduce product development lead times. These initiatives will focus investment into strategic products, while promoting further efficiency improvements in terms of the ratio of R&D expenditures to sales. By also pursuing a comprehensive intellectual properties strategy, Matsushita strives to enhance overall competitiveness.

Matsushita Group Vision for the 21st Century



Ubiquitous networking
Coexistence with the environment
Solutions for comfortable living
Service & Solutions
Digital Networks
Home Appliance
Household Equipment
Healthcare
Environment
Components & Devices
Production Systems

Matsushita has laid the foundation for future growth. We are now taking on the challenge of creating value for customers through the Leap Ahead 21 plan.

We appreciate your support in all our endeavors.

Improved Profitability and Brand Value through V-products

Sales of V-products, the driving force behind the V-shaped recovery in Matsushita's business results, surged to approximately ¥1.24 trillion in fiscal 2004, up from about ¥1 trillion in fiscal 2003. In the following feature, Kazuo Toda discusses the results of initiatives in the Value Creation 21 plan to improve product competitiveness, marketing capabilities and brand value, as well as strategies for future growth.

Sales of V-products

Fiscal 2004



38%
Approx.
¥1.24 trillion
52%
10%

Fiscal 2003



45%
Approx.
¥1 trillion
44%
11%

■ AVC Networks
▣ Home Appliances
□ Components and Devices, Other

V-products Based on Black-box Technologies Fuse Visions of Ubiquitous Networking and Coexistence with the Environment

Since fiscal 2003, Matsushita has promoted V-products that can attain top shares in high-volume markets and contribute to overall earnings. In fiscal 2004, Matsushita began developing V-products that also incorporate black-box technologies relating to the Company's visions of ubiquitous networking and coexistence with the environment. The new line of V-products also features stylish design and user-friendly functionality. Such V-products have become a major contributor to overall growth.

In fiscal 2004, the VIERA series of flat-panel TVs was an example of V-products driving growth at Matsushita. The VIERA series, particularly high-definition PDP models with built-in SD Memory Card slots, not only contributed to increased sales, but was a prime example of a product to usher in the ubiquitous networking era. In June 2004, Matsushita launched a new lineup of flat-panel TVs, with 13 new models boasting such advanced features as Electronic Program Guide (EPG) and the ability to record onto SD Memory Cards. The Company also continued to expand its SD Memory Card-compatible product lineup with new digital cameras, DVD recorders and cellular phones. Linking such digital AV equipment via the SD Memory Card is part of the Company's "easy networking" product concept.

Matsushita is an industry leader in the development of environmentally friendly products. Some of these include energy-efficient hydrofluorocarbon (HFC)-free refrigerators that have a minimum impact on the environment, dishwashers and washer/dryers with improved water conservation features and air conditioners that offer the same oxygen concentration indoors as that found in the natural environment.

In addition, Matsushita focused efforts on improved product design to create a unified style across product lineups and visually enhance product features. Also, from fiscal 2005, Matsushita added universal design to its criteria for V-products. The concept of universal design is being incorporated into products so that all people may enjoy more comfortable and convenient lifestyles, regardless of age, gender or physical condition. For example, the Company is incorporating universal design into such products as induction-heating (IH) cooking equipment and a washer/dryer with a 30-degree tilted drum for easy accessibility.

"The Company aims to increase awareness of the Panasonic brand name and Panasonic products around the world by strengthening product competitiveness and marketing capabilities. Based on the global brand slogan 'Panasonic ideas for life,' Matsushita remains committed to establishing a trend where enhanced brand value leads to increased profitability"

Kazuo Toda
Executive Vice President (member of the Board)
In charge of Corporate Resale Marketing for the Japanese market, Design, Advertising, and Corporate Brands



Simultaneous Global Product Introductions to Increase Sales and Earnings

An aggressive approach to marketing has underpinned strong product sales. In markets with shortened product lifecycles, particularly digital AV equipment, the gradual launch of products into global markets results in lost sales and profit opportunities. Matsushita therefore utilizes simultaneous global product introductions aimed at increasing both sales and profits. Success in this initiative requires not only competitive products, but also a decisive marketing strategy.

The DVD recorder is one example of successful simultaneous global product introductions. From the initial stages of product planning, Matsushita established comprehensive advertising campaigns and marketing strategies utilizing a wide range of media. During the month prior to launch, marketing campaigns focused on media events, including press conferences, as well as Internet advertising and other strategic marketing activities to increase awareness about the new product. Such initiatives stimulated demand for DVD recorders and enhanced Matsushita's brand image in this product category. Through the simultaneous introduction of DVD recorders in Japan, the United States and Europe, global sales in the first two months after product launch tripled sales of the previous year's model over the same period.


True idea
It's an assurance of only the very best.
Panasonic
ideas for life

"True idea" brand campaign for Asia & Pacific

Matsushita's next objective is to further expand simultaneous global product introductions for other strategic products. There are, however, various challenges for each product, including the building of a broad-based consensus from the product planning stage and coordinated development, engineering, procurement and manufacturing efforts. By taking on these challenges, Matsushita is concentrating on increased sales and earnings on a global scale.

Competitive Products and Marketing Leading to Enhanced Brand Value and Profitability

Matsushita has promoted efficiency improvements by concentrating marketing resources and unifying its global brand under the Panasonic name from fiscal 2004. The Company aims to increase awareness of the Panasonic brand name and Panasonic products around the world by strengthening product competitiveness and marketing capabilities. Based on the global brand slogan "Panasonic ideas for life," Matsushita remains committed to establishing a trend where enhanced brand value leads to increased profitability.

Overseas Initiatives within the Leap Ahead 21 Plan

Overseas operations play a vital role as a "growth engine" in expanding business and enhancing overall earnings. In the following feature, Yukio Shohtoku reviews initiatives carried out at overseas operations during fiscal 2004, and discusses key strategies for future growth.

Achieving a V-shaped Recovery

As part of a new business domain-based organizational structure and various management reforms implemented in fiscal 2004, overseas companies are now managed by respective business domain companies on a global consolidated basis. Matsushita also adopted two results-based standards, namely CCM and cash flows, for the evaluation of business performance. Meanwhile, regional headquarter companies act as holding companies, investing 100% in shares of overseas subsidiaries, and managing returns on such investments. Matsushita continued business restructuring through these initiatives to realize a V-shaped recovery in business results and improve returns on investment in overseas operations.

A Unified Global Brand

In fiscal 2004, overseas sales totaled ¥4,002.2 billion, an increase of 4% from the previous fiscal year on a local currency basis. By region, sales were mostly flat in the Americas, while sales in Europe and Asia increased by 2% and 3%, respectively. Sales in China recorded considerable growth, climbing 21% from the previous fiscal year.

Global Sales

Domestic sales up 1%
Overseas sales up 4% on local currency basis



Europe
+8%
(+2%)
China
+15%
(+21%)
Americas
−7%
(±0%)
Asia
−1%
(+3%)
Japan
+1%

Parentheses indicate sales on a local currency basis

Our global marketing strategy focused on enhancing the Panasonic brand image by significantly increasing advertising in various media formats. This strategy was central to the Company's ongoing efforts to strengthen brand recognition. For example, in the Americas and Europe, we concentrated TV, magazine and Internet marketing campaigns to coincide with the launch of digital AV products such as flat-panel TVs, DVD recorders and DSCs. This enhanced brand recognition and contributed to sales growth.

Matsushita also designated Panasonic as its unified global brand. As a result, home appliances in regions such as Asia, China and the Middle East are now marketed under the Panasonic brand, as opposed to the previous National brand. In this way, Matsushita is communicating a new image for the Company and its products to customers the world over. In particular, Matsushita introduced new high-value-added products under the Panasonic brand name, including HFC-free refrigerators, air conditioners featuring the Company's oxygen enrichment technology, bagless vacuum cleaners, washer/dryers and a combination steamer/microwave oven. These, together with digital AV products, were marketed under the new global brand slogan "Panasonic ideas for life."

Matrix Management

While developing growth strategies for each respective region, Matsushita has expanded the responsibilities of regional headquarter companies to include corporate governance functions regarding overseas operations. As a result, overseas subsidiaries are included not only in the consolidated operations of their respective business domain companies, but are also part of the regional consolidated management of regional headquarter companies. Overseas operations are thus managed according to a matrix with a "busi-

"While developing growth strategies for each respective region, Matsushita has expanded the responsibilities of regional headquarter companies to include corporate governance functions regarding overseas operations. Overseas operations are thus managed according to a matrix with a 'business axis' for the global strategies of business domains, and a 'region axis' for the comprehensive growth strategies of regional headquarter companies"

Yukio Shohtoku
Executive Vice President (member of the Board)
In charge of Overseas Operations



ness axis" for the global strategies of business domains, and a "region axis" for the comprehensive growth strategies of regional headquarter companies.

A "Growth Engine" under the Leap Ahead 21 Plan

The onset of global economies and the commoditization of consumer products have necessitated the speedy creation of new business models, which facilitate such improvements as optimum regional location of businesses and the effective use of IT. In other words, a company's success will depend on its ability to quickly adapt to a constantly changing management environment. Matsushita will therefore carry out the following five growth strategies under the Leap Ahead 21 plan.

1. Superior products Matsushita will shift business domain marketing functions to respective overseas regions for global product introductions of V-products that match customer needs in each individual market. Other initiatives to augment simultaneous global product introductions include local R&D and product planning.

2. Continued brand enhancement As part of the Company's ongoing efforts to enhance the Panasonic brand, Matsushita will significantly expand marketing campaigns, while maximizing benefits achieved through competitive products and global marketing. By region, we will focus business expansion in China, Asia and other high-growth regions, as well as emerging markets such as Russia. Marketing resources will be concentrated into strategic product areas, including flat-panel TVs and DVD recorders.

3. Restructuring Although significant progress has been made in the restructuring of overseas operations, Matsushita will continue the closure/integration of overseas locations based on the Company's new management structure. Meanwhile, we will establish an optimum overseas business structure with particular emphasis on China, which is expected to play an increasingly important role in the global economy. In addition, recent trends in Southeast Asia, including the formation of Free Trade Agreements, have made this region another key to the establishment of an optimum global manufacturing structure.

4. One trillion yen business in China Matsushita aims to achieve a total business size of one trillion yen in China by fiscal 2006. To reach this goal, the Company is undertaking projects to enhance product competitiveness through cooperation between business domain companies and Matsushita Electric (China) Co., Ltd., the regional headquarters, while strengthening marketing capabilities and optimizing distribution structures.

5. Creation of a "lean and agile" marketing structure In relation to overseas marketing, we are constantly evaluating industry trends, such as changing logistics routes and Internet sales, in order to establish a structure that can quickly adapt to evolving global markets. We will also utilize IT to improve efficiency and reduce overall costs, thereby creating a "lean and agile" marketing structure.

Through the swift implementation of the above strategies, we aim to establish overseas operations that act as an "engine" for overall growth.

Business Domain Companies and Regional Headquarter Companies


Global and Group Headquarters
Investment
Business Domain
Business Domain
Mfg. Company
Mfg. Company
Sales Company
Regional Headquarter Companies
Mfg. Company
Mfg. Company
Sales Company
Mfg. Company
Globally Consolidated Management by Business Domain Companies
Regionally Consolidated Management by Regional Headquarter Companies

Business Domain and Group Company Presidents

(As of June 29, 2004)

AVC NETWORKS

Fumio Ohtsubo	*Hajime Sakai*	*Yoshiaki Kushiki*	*Takami Sano*	*Masaki Akiyama*	*Tomiyasu Chiba*
Panasonic AVC Networks Company	*Panasonic Communications Co., Ltd.*	*Panasonic Mobile Communications Co., Ltd.*	*Panasonic Automotive Systems Company*	*Panasonic System Solutions Company*	*Matsushita Kotobuki Electronics Industries, Ltd.*



HOME APPLIANCES

Yoshitaka Hayashi	*Yoshinori Nishida*	*Motohiko Obayashi*	*Tameshige Hirata*
Home Appliances Group	*Healthcare Business Company*	*Lighting Company*	*Matsushita Ecology Systems Co., Ltd.*

COMPONENTS AND DEVICES

Susumu Koike
Semiconductor Company

Toru Ishida
Matsushita Battery Industrial Co., Ltd.

Koshi Kitadai
Matsushita Electronic Components Co., Ltd.

Ikuo Miyamoto
Motor Company



In fiscal 2004, Matsushita introduced an autonomous, business domain-based organizational structure. Since then, in the spirit of close cooperation among business domain companies, we have worked to establish solid pillars of profitability within respective fields of operating expertise to secure a top position in global markets. At the same time, we have vigorously promoted the growth strategies outlined in our mid-term Leap Ahead 21 plan.

JVC

Masahiko Terada
Victor Company of Japan, Ltd.

OTHER

Katsutoshi Kanzaki
Panasonic Factory Solutions Co., Ltd.

Shunji Sawai
Matsushita Industrial Equipment Group

At a Glance

Years ended March 31

SEGMENTS	BUSINESS DOMAINS	BUSINESS DOMAIN COMPANIES AND GROUP COMPANIES	MAIN PRODUCTS
AVC Networks	• AVC • Fixed-line Communications • Mobile Communications • Automotive Electronics • System Solutions	• Panasonic AVC Networks Company • Panasonic Communications Co., Ltd. • Panasonic Mobile Communications Co., Ltd. • Panasonic Automotive Systems Company • Panasonic System Solutions Company • Matsushita Kotobuki Electronics Industries, Ltd.	Color TVs, PDP and liquid crystal display (LCD) TVs, VCRs, camcorders, digital cameras, DVD players/recorders, compact disc (CD), Mini Disc (MD) and SD players, other personal and home audio equipment, AV and computer product devices, broadcast- and business-use AV equipment and systems, PCs, CD-ROM, DVD-ROM/RAM and other optical disk drives, SD Memory Cards, copiers, printers, telephones, cellular phones, facsimile equipment, car AVC equipment, traffic-related systems, communications network-related equipment, other information and communications equipment and systems, etc.
Home Appliances	• Home Appliances, Household Equipment and Healthcare Systems • Lighting • Environmental Systems	• Home Appliances Group Matsushita Home Appliances Company Packaged Air-Conditioner Company Matsushita Refrigeration Company • Healthcare Business Company • Lighting Company • Matsushita Ecology Systems Co., Ltd.	Refrigerators, room air conditioners, washing machines, clothes dryers, vacuum cleaners, electric irons, microwave ovens, cooking appliances, dishwasher/dryers, electric fans, air purifiers, heating equipment, kitchen fixture systems, electric, gas and kerosene hot water supply equipment, bath and sanitary equipment, healthcare equipment, electric lamps, ventilation and air-conditioning equipment, car air conditioners, compressors, vending machines, etc.
Components and Devices	• Semiconductors • Display Devices • Batteries • Electronic Components • Electric Motors	• Semiconductor Company • Matsushita Battery Industrial Co., Ltd. • Matsushita Electronic Components Co., Ltd. • Motor Company • Others	Semiconductors, CRTs, LCD panels, PDPs, general components (capacitors, resistors, coils, speakers, power supplies, electro-mechanical components, high frequency components, printed circuit boards, etc.), magnetic recording heads, electric motors, dry batteries, rechargeable batteries, etc.
JVC		• Victor Company of Japan, Ltd.	VCRs, camcorders, color TVs, stereo hi-fi and related equipment, car audio, DVD players, DVD recorders, CD radio cassette recorders, business- and education-use equipment, information equipment, KARAOKE systems, video projectors, display components, optical pickups, motors, high-density multi-layered printed circuit boards, AV software for DVD, CD and video tapes, etc.
Other	• Factory Automation	• Panasonic Factory Solutions Co., Ltd. • Matsushita Industrial Equipment Group Matsushita Industrial Information Equipment Co., Ltd. Matsushita Welding Systems Co., Ltd. • Others	Electronic-parts-mounting machines, industrial robots, electronic measuring instruments, welding equipment, power distribution equipment, elevators, escalators, bicycles, leasing and credit operations, imported materials and components, certain MEW products, etc.

Notes: 1. From fiscal 2004, Matsushita changed its business segment classifications to five new segments: AVC Networks, Home Appliances, Components and Devices, JVC and Other. Accordingly, prior year figures have been restated to reflect this change.

SALES AND SEGMENT PROFIT

SALES (Billions of yen)

SEGMENT PROFIT (LOSS) (Billions of yen)

	Billions of yen 2004	Millions of U.S. dollars 2004
Sales	¥3,840.3	$36,926
Segment Profit	¥ 129.1	$ 1,241



4,000
3,000
2,000
1,000
0
2000 2001 2002 2003 2004



120
80
40
0
-40
2000 2001 2002 2003 2004

	Billions of yen 2004	Millions of U.S. dollars 2004
Sales	¥1,223.2	$11,762
Segment Profit	¥ 52.7	$ 507



4,000
3,000
2,000
1,000
0
2000 2001 2002 2003 2004



120
80
40
0
-40
2000 2001 2002 2003 2004

	Billions of yen 2004	Millions of U.S. dollars 2004
Sales	¥1,659.7	$15,959
Segment Profit	¥ 50.1	$ 482



4,000
3,000
2,000
1,000
0
2000 2001 2002 2003 2004



120
80
40
0
-100
2000 2001 2002 2003 2004

	Billions of yen 2004	Millions of U.S. dollars 2004
Sales	¥ 819.0	$ 7,875
Segment Profit	¥ 24.7	$ 238



4,000
3,000
2,000
1,000
0
2000 2001 2002 2003 2004



120
80
40
0
-40
2000 2001 2002 2003 2004

	Billions of yen 2004	Millions of U.S. dollars 2004
Sales	¥ 948.7	$ 9,122
Segment Profit	¥ 14.7	$ 141



4,000
3,000
2,000
1,000
0
2000 2001 2002 2003 2004



120
80
40
0
-40
2000 2001 2002 2003 2004

Notes: 2. U.S. dollar amounts are translated from yen at the rate of ¥104 = U.S.$1, the approximate rate on the Tokyo Foreign Exchange Market on March 31, 2004.
3. Segment data for fiscal 2000 and 2001 is unaudited.

AVC NETWORKS



VIERA high-definition PDP TV with PEAKS system for outstanding picture quality

AVC Networks is central to Matsushita's vision of contributing to the realization of a ubiquitous networking society through advanced technology. In fiscal 2004, the shift from analog to digital in consumer electronics gained further momentum. Reflecting this trend, the Company's strategic growth products, including digital TVs (DTVs) and DVD recorders, as well as SD Memory Cards and compatible products, all recorded significant sales growth. Third generation (3G) cellular phones, IPv6-compatible network cameras, car multimedia systems featuring DVD, hard disk drive (HDD) and SD Memory Card functionality and digital broadcasting systems were also well received in the market. Matsushita is establishing a business model that will enhance profitability and contribute to overall business results in this category through vertical integration of competitive networking products and their supporting components and devices.

DIGA DVD recorders offer 32x dubbing, dual tuners for the simultaneous recording of two channels and EPG



AVC Business

In fiscal 2004, Matsushita concentrated management resources into the SD Memory Card, DVD and DTV businesses under the "3D" value chain strategy.

The SD Memory Card boasts the top share in the global memory card market, and is quickly becoming the de facto standard. Matsushita's media network, based on the SD Memory Card, continues to expand with an augmented lineup of SD-compatible products such as flat-panel TVs, DVD recorders and cellular phones. The Company will continue to expand this business area by strengthening products such as the D-snap series of SD video cameras, the LUMIX series of DSCs and a next-generation news gathering system that uses the P2 card, based on SD Memory Card technology.

Matsushita's DIGA series of DVD recorders achieved the top share in global markets. This success was due to the continued introduction of competitive products, including the industry's first VCR combination model, and simultaneous global product introductions. For the future, the Company will continue its efforts to establish the DVD-RAM format as the de facto standard, while developing new areas such as AVC servers for home networks.

In DTVs, Matsushita introduced its new VIERA series of PDP and LCD TVs boasting world-class image quality. For the domestic market, all TVs compatible with terrestrial digital broadcasting also feature a new Internet-based information service. Matsushita will continue as an innovator in the industry under its "flat and digital" concept.



Stylish LUMIX DSCs featuring an Optical Image Stabilizer, 3x optical zoom, Leica DC lens and the "Venus Engine" LSI for stunning, high-quality images


Panasonic
Super High Speed
1GB

The high-capacity 1GB SD Memory Card features advanced copyright protection and a data transfer rate of 10MB/s

Other products providing added value to customers were avionics system solutions and notebook PCs, including ultralight models and the Company's popular ruggedized series of notebook PCs.

In line with the Company's "3D" value chain strategy, Matsushita will place greater emphasis on such products as SD Memory Cards and compatible products, DVDs and DTVs over the mid-term. Meanwhile, the Company will enhance its brand image and increase global sales through the further development of V-products and simultaneous global product introductions.



Digital cordless phone offering Talking Caller ID as well as superior audio quality thanks to the use of higher gigahertz ranges

Fixed-line Communications

Matsushita's home networks and telecommunications operations are a core component of its fixed-line communications business. In fiscal 2004, the Company introduced new products to the global market, including digital cordless phones, thereby maintaining its top market share. In fiscal 2005, Matsushita plans to release Internet-protocol (IP) telephones and facsimile machines to provide high-quality communications at affordable prices. In addition, the Company will develop its home security business through cooperation with other business domains, focusing on network cameras and TV door intercoms compatible with the next-generation IPv6 communications standard.

In digital color imaging, another core component of the fixed-line communications business, Matsushita expanded its lineup of digital copiers that combine the functionality of a copier, printer and facsimile machine for the growing small office/home office (SOHO) market. The Company aims to attain the top share for these digital copiers in the expanding Chinese market by fiscal 2006.

In key components and devices, which support the aforementioned businesses, Matsushita maintained its position as an industry leader in slim recordable optical disk drives through unrivaled technologies, which led to the development of the industry's thinnest and lightest DVD Multi Drive (9.5 millimeters, 99 grams). The Company is committed to providing high-value-added products incorporating key components and devices, such as optical pickup modules, that cannot be imitated by competitors.



Cellular phone with a one-push pop-up screen and video record and playback capability (left)

Camera-equipped model offering stylish clamshell design and compatibility with miniSD Memory Cards (right)

Mobile Communications

In mobile communications, Matsushita offers a wide range of products, from cellular phones to base stations and other infrastructure equipment. In fiscal 2004, the Company increased its share in the global cellular phone market, while maintaining its position as a leader in the domestic market. The Company's base station business also achieved favorable results during the year.

Leveraging its reputation for reliability and cutting-edge technology, Matsushita aims to develop its base station business in the Chinese market through a joint venture with UTStarcom, Inc.

In the mainstay cellular phone business, Matsushita enhanced its brand image by launching a new clamshell design camera-equipped handsets, as well as ultra-compact, stylish models in Europe and China. For the domestic cellular phone market, Matsushita introduced new handsets, including those for the 3G W-CDMA standard. These new cellular phones boast advanced functionality and stylish design, with user-friendly features. Particularly popular in the Company's 3G lineup were "camcorder-style" models and a new cellular phone with interchangeable outer jackets.

In fiscal 2005, the global market for cellular phones is expected to expand significantly, owing to continued growth in the GSM format. By region, Matsushita expects growth in emerging markets such as China, India, Russia and Central and South America, and expansion of 3G services in Europe and China.

Regarding its cellular phone strategy, Matsushita is mainly targeting the 3G and GSM markets to establish itself as a formidable player in the global cellular phone market. To achieve this objective, Matsushita plans to launch attractive and differentiated products featuring: (1) compact and lightweight design, (2) enhanced AV functionality such as video recording and playback, and (3) connectivity with AV equipment through SD Memory Cards.



This 3G cellular phone can take video or still pictures, and can also be connected to a TV for video conferencing via audio and video output jacks

Automotive Electronics

The Company's automotive electronics business covers a wide range, from automotive multimedia equipment such as car audio equipment, navigation systems and components and devices, to products, systems and services that are closely linked to environmental-, energy- and safety-related fields.

In automotive multimedia, demand is steadily growing for DVD-compatible car multimedia systems, as DVD players and recorders become more popular in the home. To meet this demand, in fiscal 2004 Matsushita launched two products in the North American market: a rear-seat entertainment system that features a flat-panel, large-screen display with built-in DVD player, and a digital surround sound car audio system compatible with high-quality DVD audio. In car navigation systems, the Company introduced the popular Strada series in Japan, which incorporates DVD and other AV entertainment features. Moreover, cumulative sales of Electronic Toll Collection (ETC) terminals topped 500,000 units in November 2003, giving Matsushita top share of the ETC terminal market in Japan.

In addition to steadily expanding sales of automotive electronic components and devices, such as batteries and sensors that incorporate the advanced technologies of the entire Matsushita Group, the Company aims to enhance brand value through the introduction of products compatible with DVDs, SD Memory Cards, HDDs, and other new media ahead of the competition.



Compatible with DVDs, CDs, MDs and SD Memory Cards, the Strada HDD Car Navi Station offers diverse information and entertainment possibilities

Matsushita's security monitoring solutions are used in stores, banks, office buildings, airports and along highways


SD Memory Card-compatible Network Security Camera
Camera Control
Network
Real-time Monitoring
Digital Disk Recorder
Remote Search

System Solutions

In system solutions, based on digital AV and IT technology, Matsushita provides integrated solutions ranging from proposal and design, to construction, delivery, operation and maintenance services through its primary system integration business. Matsushita maintains the top share in the domestic market for such products as security monitoring equipment and digital set-top boxes for cable TV, with principal customers including government agencies, public organizations, public utilities and private corporations.

With the start of terrestrial digital broadcasting in Japan from December 2003, Matsushita supplied digital broadcasting systems to major TV broadcasting stations. Regarding ETC systems, the Company maintains a leading share in equipment for toll booths in Japan. Matsushita also supplied new systems, including content distribution for large-scale displays, as well as iris recognition systems for security applications. Despite these initiatives, earnings struggled in the systems business overall, mainly a result of weak capital investment and a slow recovery in the industry as a whole.

For the future, in addition to enhancing efficiency at domestic operations, Matsushita will concentrate management resources in this area into five fields, including AV security, integrated circuit (IC) cards and digital broadcasting, thereby globally expanding a total security solutions business that meets customer needs relating to safety and security in the ubiquitous networking age.



Mitsuaki Oshima
Executive Engineer
Corporate R&D Group
Matsushita Electric Industrial Co., Ltd.

A moment of inspiration became a six-year quest to develop image stabilizing technology


Gyrosensor
"Venus Engine" LSI
LEICA DC VARIO-ELMARIT Lens
ED Lens
Aspherical Lens
Aspherical Lens
High-Sensitivity CCD
Optical Image Stabilizer

It all started 24 years ago, my fifth year at Matsushita. I was developing a vibration gyro, a new technology at the time that measured the angular velocity of minute rotations of an object. The project was shelved, however, due to a failed demonstration and various other setbacks. Nevertheless, inspiration struck again when I took a trip overseas for a change of pace.

I brought along one of the first camcorders developed for consumer use. While driving along, my friend in the passenger seat complained about not being able to take quality video because of shaky hand movement. Glancing over, I noticed that the movements of my friend's upper torso and hip were shaking the camcorder, and then it struck me. "That's it! Rotational movement causes images to blur. My vibration gyro can fix that!" This moment of inspiration was the start of a long journey to develop image stabilizing technology.

This problem of shaky hand movement became more pronounced with the introduction of smaller and lighter camcorders, and I knew that image stabilizing technology was a necessity. Despite countless setbacks and project cancellations, I remained committed to making this technology a reality.

In 1988, six years after my overseas trip, Matsushita introduced the world's first camcorder with an Optical Image Stabilizer to the North American market. It was a major hit. This was followed in November 2003 by the DMC-FX1/FX5 series, featuring the world's first Optical Image Stabilizer for compact DSCs.

This is just one example of Matsushita's black-box technologies that cannot be imitated by competitors. Taking pride in my work as an engineer, I will continue to focus my efforts on making image stabilizers more compact until they are a standard feature on all our cameras.

HOME APPLIANCES



Washer/dryer incorporating universal design concepts with the world's first 30-degree tilted drum



Matsushita's 200V IH cooking equipment is compatible with cooking ware of any metal type

In home appliances, including the general home appliances, household equipment, healthcare systems, lighting and environmental systems business domains, Matsushita strives to develop value-added products that meet changing customer needs and growing interest in health and the environment. In April 2003, a new Home Appliances Group was established, with responsibility for the general home appliances and household equipment businesses. Meanwhile, the Company unified overseas products under the Panasonic brand, and undertook initiatives to increase sales in Asia, with particular focus on China. From fiscal 2005, Matsushita and MEW will collaborate to further strengthen the living environment solutions and home appliance businesses.



This HFC-free, energy-saving refrigerator preserves food while removing odors and eliminating bacteria

General Home Appliances

In fiscal 2004, the Company increased its domestic market share in major product categories. In particular, Matsushita regained the top position in the domestic washing machine market, thanks in part to strong sales of a washer/dryer with a 30-degree tilted drum. Incorporating universal design, this product significantly decreases water consumption. A wide range of dishwasher/dryers, which lead the industry in water and power consumption efficiency, and oscillating vacuum cleaners with reusable paper dust bags also contributed to increased sales. Overseas sales were strong for microwave ovens, washing machines and other products. In terms of manufacturing, aggregate production volumes reached 10 million units for IH rice cookers, and one million units for 200V IH cooking equipment.

In the future, the Company will actively promote washer/dryers in Japan, while further expanding new business fields such as IH cooking equipment and dishwasher/dryers. Overseas, Matsushita will develop competitive products for global markets, focusing primarily on China. Matsushita will also market unique products that match consumer lifestyles in respective regions.

Air conditioner with oxygen enrichment and ventilation functions



Air Conditioners and Refrigerators

For the industry as a whole, sales of refrigerators in Japan were sluggish in fiscal 2004. Matsushita maintained its top share in the domestic market, however, with products such as an HFC-free refrigerator, which helps reduce environmental impact, and a compact personal-use refrigerator, both of which enjoyed favorable results. Furthermore, as of the end of April 2004, all refrigerators manufactured in Japan for the domestic consumer market are HFC-free models. In the future, all models exported from Japan for overseas markets will also be HFC-free. The Company will also continue restructuring initiatives, including the closure/integration of manufacturing locations in Japan to further strengthen its competitive position in the refrigerator market.

Sales of air conditioners increased in Europe, as compared with sluggish sales in Japan due to an unseasonably cool summer. In Asian markets, including Thailand, Malaysia and China, Matsushita began sales in October 2003 of air conditioners that offer the same oxygen concentration indoors as that found in the natural environment. New products were also introduced in the domestic market, such as air conditioners with ventilation functions.

Matsushita will further expand its manufacturing and sales structure in the Asian market, where demand continues to grow. In China, the Company plans to increase production capacity of refrigerator operations in Wuxi, and air conditioner operations in Guangzhou. Matsushita also plans to expand production of compressors for automobile air conditioners, as well as those for home- and industrial-use air conditioners.


Cellular Phone
Server
WWW Internet
Net Home Appliances
Terminal

This home networking system can be controlled through a home-based terminal or remotely via a cellular phone

Household Equipment

In fiscal 2004, through cooperation with air conditioner operations, a new Eco Cute™ water heater was launched. This product uses CO_2 as a natural refrigerant, and boasts the industry's highest energy efficiency.

In September 2003, the Company launched a new home appliance network system, offering convenience in the home networking era through features that allow control through a home-based terminal or remote access via a cellular phone. The system is also capable of reporting irregularities or emergencies detected through various sensors. The Company will establish a new networking business with MEW, which has considerable experience in commercial and residential buildings with its EMIT System for networking.

In addition to kitchens, bathrooms and Eco Cute™, Matsushita is making concerted efforts in the remodeling market through its complete product lineup of built-in IH cooking equipment, dishwasher/dryers and other home appliances. While leveraging the construction and servicing capabilities of MEW, the Company will provide total solutions for the home. Through the introduction of products such as fuel cell cogeneration systems for the home in fiscal 2005, Matsushita will continue to build a foundation for expansion into new markets.



This health monitor connects doctors with patients at home

Healthcare Systems

Amid an increase in chronic ailments such as diabetes, information networks are connecting doctors in hospitals to patients in their homes, allowing remote diagnosis. Matsushita is working toward the realization of ubiquitous healthcare by incorporating the Company's advanced image processing and sensor technologies into healthcare equipment and networking operations.

In fiscal 2004, the Company recorded increased sales of a new system that quickly and

Our aspiration to bring the convenience of dishwasher/dryers to Japanese homes has led to technological breakthroughs

Dishwasher/dryers are the most sought-after home appliance by homemakers in Japan today. Matsushita introduced Japan's first dishwasher/dryer in 1960, but unlike TVs, refrigerators and washing machines, which were gaining in popularity at that time, dishwasher/dryers did not become a must-have item. One of the main reasons for this was that Japanese kitchens were smaller than those in the United States and Europe. To meet potential demand in Japan, we worked diligently to develop dishwasher/dryers that would fit on kitchen countertops.

The result was a compact dishwasher/dryer with a large inner capacity for any kitchen in Japan. The development team went to great lengths to balance capacity needs and space limitations. We repeatedly examined every conceivable aspect of the product, and developed a double-folding door, high-precision component mountings, a tank with integrated piping, and a more compact pump thanks to a highly efficient nozzle.

In 1999, we released an easy-to-use, slim dishwasher/dryer that fits snugly next to the kitchen sink. Up until that time, in the 39 years since the release of its first dishwasher/dryer in 1960, Matsushita had sold a total of 1.5 million units. The new model, however, sold approximately 100,000 units in just its first year, a major success. Since 1999, we have further refined our lineup of dishwasher/dryers by developing models with increased water efficiency and more advanced cleaning functions. We are proud to be contributing to the expansion of the dishwasher/dryer market in Japan.



Yutaka Taniguchi
Manager
Home Utility Appliances Division
Matsushita Home Appliances Company



The first dishwasher/ dryer for kitchen countertops



New model with advanced cleaning functions



Air purifier that neutralizes allergens and viruses

accurately measures glucose levels even in tiny blood samples. In addition, sales of ultrasonic diagnostic equipment achieved steady growth, placing Matsushita in a leading position in the field of advanced three-dimensional imaging. While maintaining growth in existing businesses, Matsushita will concentrate management resources in the growing healthcare management business. In the field of tele-healthcare, the Company aims to boost sales in the United States, where demand is expected to grow in the market for in-home patient monitoring systems.

Lighting

Products in the lighting business include general light sources such as fluorescent lamps and regular incandescent lamps, as well as cold cathode fluorescent lamps for LCD backlights and xenon lamps for camera flashes.

In fiscal 2004, sales increased due to firm demand for cold cathode fluorescent lamps for LCD backlights and high-intensity discharge lamps for video projectors, offsetting price declines in the general lighting field. Our electrodeless ballasted compact fluorescent lamp, which has a lifespan of 30,000 hours, received the Energy Conservation Center Chairman's Prize in 2003, in recognition of its contribution to environmental conservation. In June 2004, the Company began selling the spiral-shaped ballasted compact fluorescent lamp, which, although the same size as an incandescent lamp, offers greater energy efficiency.



The spiral-shaped ballasted compact fluorescent lamp is the same size as a regular lamp but offers greater energy efficiency

Matsushita aims to expand its business in light emitting diode (LED) products, which are expected to become the next generation of light sources, through products that meet consumer needs in energy conservation and convenience.



Wind power generation system that will be supplied to the 2004 Athens Olympic Games

Environmental Systems

The products, systems and engineering services of Matsushita's environmental systems business are aimed at preserving the environment and promoting recycling in homes, businesses and public organizations.

Sales in fiscal 2004 benefited substantially from increased demand for ventilation systems and equipment, including a product that simultaneously supplies and ventilates air. Matsushita also introduced the world's first air purifier with a filter to neutralize allergens. The Company's systems equipment business also made steady progress during fiscal 2004. Major areas included environmental engineering at facilities and factories, ventilation and air purification systems for road tunnels and a wind power generation system, which will be supplied to the Athens Olympics.

Backed by extensive environmental technologies, Matsushita is concentrating efforts on water, air and soil purification. The Company will also begin sales of air purifiers in China and other parts of Asia. In the ventilation fan business, Matsushita aims to increase its global market share by reinforcing business overseas and expanding production in China.


COMPONENTS
AND DEVICES

System LSI wafer for digital AV equipment

Matsushita is strengthening components and devices by concentrating efforts on key black-box technologies, particularly in the area of semiconductors. Focusing particularly on system LSIs, the key to Matsushita's competitive edge in digital AV equipment, the Company is enhancing cooperation between components and devices and finished product divisions from the product development stage. Matsushita will also expand external sales of components and devices, while developing new products that will contribute to increased earnings.

Semiconductors

Based on a trio of key technologies (system design, LSI design and fabrication process), Matsushita's semiconductor development organization combines all technologies for every design phase of system LSIs. With high speed, low-power consumption, and ultra fine process technologies, Matsushita is focusing on five main growth businesses, comprising image sensors and the four system LSI fields of optical disk related products, DTVs, mobile communications, and networks/SD.

In fiscal 2004, the semiconductor business achieved double-digit growth in sales thanks to continued strong demand for digital AV equipment. Demand was especially strong for system LSIs used in DVD equipment and DTVs, as well as for image sensors used in DSCs and camera-equipped cellular phones. In October 2003, Matsushita integrated its charge coupled devices (CCDs) and camera module businesses, thereby achieving a more effective organizational structure. Also in 2003, Matsushita began the



The industry's smallest image sensors featuring high image quality and low power consumption



Takehiro Kamada
Manager
Corporate System LSI Development Division
Semiconductor Company

"I want to watch digital TV on my phone!" Matsushita is developing key components and devices that contribute to the realization of a ubiquitous networking society



In today's cellular phones, compact design and extended battery life are a given. Cellular phones now incorporate cutting-edge technologies to provide convenient functions including e-mail and Internet access, as well as built-in digital cameras.

Of these cutting-edge technologies, system LSIs are key to both managing the increases in power consumption that accompany added functionality and achieving longer operating time. Our development teams have overcome many obstacles relating to new technologies, but the development of a system LSI for viewing digital TV on cellular phones posed significant challenges. Extended viewing time was an obvious requirement for TV-capable cellular phones. Another challenge related to improved picture quality as a result of advancements in digital technology. Thus began our quest to develop a system LSI with unprecedented power efficiency.

Power consumption levels in semiconductors fluctuate according to data processing conditions and clock speed. By thoroughly analyzing data processing conditions, we improved efficiency through the elimination of excessive clock cycles. As a result, we succeeded in reducing power consumption to 9mW, compared with levels of 40-70mW in competing products. Power consumption was so low, in fact, that we initially suspected an error in measurement, prompting repeated tests to confirm the results.

In 2005, terrestrial digital broadcasting for cellular phones is scheduled to start in Japan. Our next challenge is to create mobile devices that can display crystal-clear images even in areas with poor reception, and we have already begun working toward developing a solution.

world's first mass production of 0.18μm FeRAM (ferroelectric random-access memory)-embedded system-on-a-chip (SoC), a system LSI incorporating memory designed for high-speed writing and low power consumption in mobile networking applications. Then, in February 2004, the Company developed the industry's smallest image sensor, featuring high image quality and low power consumption, for applications such as cellular phones and other AV equipment, as well as security applications.

In September 2003, the Company started mass production of CCDs at its system LSI production base in Singapore. Matsushita will strengthen its semiconductor business by further expanding operations in China and other regions. In May 2004, Matsushita began construction on a new semiconductor production facility at its Uozu Plant in Japan, installing the cutting-edge 90-nanometer production process for 300mm wafers. By the end of 2005, the Company plans to start shipments of system LSIs manufactured with this advanced process technology.

While pursuing synergy benefits with finished product divisions in various business domains, Matsushita will further expand external sales, which already account for more than half of all semiconductor sales.








Panasonic

Components that support outstanding sound and picture quality in PDP TVs
❶ Plasma display panel
❷ Speakers for flat-panel TVs
❸ Single-chip system LSI

Batteries

Matsushita is an industry leader in primary batteries, especially dry batteries, and compact rechargeable batteries that make possible compact design and extended use of mobile equipment such as cellular phones and notebook PCs.

In fiscal 2004, sales of primary batteries were weak in Japan and North America due mainly to intensified price competition. Sales of rechargeable batteries, on the other hand, increased year-on-year, as the Company reinforced its supply structure for prismatic lithium ion batteries to meet strong demand from cellular phone manufacturers.

For the future, Matsushita will concentrate management resources into alkaline batteries and lithium ion batteries. While increasing production in China, the Company aims to improve the profitability of lithium ion batteries by focusing on solutions that meet customer needs for not only individual batteries, but also battery packs and charging systems. In April 2004, Matsushita released a new high-performance dry battery for a wide variety of applications, including DSCs and portable audio players.


Panasonic
Panasonic

New high-performance dry batteries

General Electronic Components

The general electronic components business consists of a broad range of products, including those for mobile equipment, automotive electronics and information communications equipment.

Although sales in fiscal 2004 were steady for communications and automotive electronics equipment, overall sales of general electronic components declined from the previous year due mainly to price competition.

In the future, Matsushita will concentrate its efforts into the seven businesses of capacitors, modules, printed circuit boards, power supply and inductive products, circuit components, electromechanical components and speakers for high-growth markets such as automotive electronics, information communications and digital AV equipment. The Company also aims to increase sales and profit for 24 strategic products incorporating black-box technologies, including high-fidelity speakers for flat-panel TVs, weight sensors for protective airbags, and multilayer printed circuit boards (ALIVH: Any Layer Inner Via Hole) that facilitate compact design.

In capacitor operations, Matsushita continued to implement selection and concentration of management resources, while enhancing profitability through business restructuring and the effective utilization of overseas operations, as well as the pursuit of synergies in capacitor operations throughout the Matsushita Group.


1


2


3


4


5




Panasonic
Li-ion
6

Components that underpin multi-functional, high-performance, compact and lightweight cellular phones
1 Micro-speakers
2 Receivers
3 Light touch switches
4 Antennas
5 ALIVH
6 Lithium ion battery

Electric Motors

In electric motors, Matsushita is making efforts to enhance competitiveness by focusing on eight high-growth product lines, including brushless motors and FA servomotors.

In fiscal 2004, the Company implemented business restructuring to achieve more efficient operations. For example, in October 2003, Matsushita transferred the fluid dynamic bearing motor business to Matsushita Kotobuki Electronics Industries, Ltd., followed in December by the closure of two manufacturing locations in Japan. Then, in April 2004, Matsushita merged the operations of four of its IT motor businesses and established a new company with Minebea Co., Ltd.

By augmenting manufacturing, sales and R&D operations in China, Matsushita will meet the needs of finished product manufacturers expanding into that region. At the same time, the Company is developing new sales channels through local manufacturers in China and other parts of Asia.



Spindle motor for compact, slim DVD drives

JVC

JVC

Backed by considerable resources in AV hardware and software, JVC achieved a recovery in business results and strengthened its management structure though the selection of strategic businesses and concentration of management resources into them.

As part of the Leap Ahead 21 plan, JVC will continue with structural reforms, while accelerating its growth strategy toward becoming an "Entertainment Solutions Company." Furthermore, JVC aims to double the size of strategic display and optical disk businesses. In line with its brand statement "The Perfect Experience," JVC will provide customers with an enhanced experience in audio and visual quality, as implied by the "Only One products" concept.



Compact DVD component system with two-way wood cone speakers for superior sound quality

OTHER

Factory Automation

In its FA business, Matsushita aims to enhance service to its customers through innovative manufacturing processes centered on circuit manufacturing technology. Specifically, responding to trends in more compact digital products, the Company provides optimum solutions in electronic component mounting, fine devices, manufacturing processes, welding machines and robots.

In fiscal 2004, Matsushita recorded double-digit sales growth owing to firm demand in Japan and overseas for components mounting machines.

In the electronic component mounting business, the Company is launching new products, including high-speed modular placement machines that boast the industry's highest level of productivity, and process equipment such as high-speed screen printers that feature color two-dimensional solder inspection, an industry first, as well as pharmaceutical support robots that automate processes in new drug development. Matsushita aims to maintain its leading global position in this field, while enhancing growth by strengthening the fine device mounting business.

Regarding fully digital automatic welding machines and robots, the Company will expand sales to automobile-related industries, while increasing sales of competitive products on a global scale.

High-speed modular placement machine for a broad range of applications



R&D and Intellectual Properties

Technology strategies underpin the success of business strategies. Matsushita has therefore established not only a Companywide technology strategy, but also detailed technology business plans within each business domain. The Company will improve the efficiency of R&D investment through a common platform structure strategy, R&D management innovation, and an augmented intellectual properties strategy.

Common Platform Structure Strategy

As software and system LSIs become ever more important in the development of digital equipment, Matsushita's common platform structure strategy facilitates the selection of priority R&D themes. Through effective use of technology assets at each business domain company, particularly relating to software development, the Company has succeeded in bringing more competitive products to market in a shorter period of time. Starting from fiscal 2005, the various business domain companies, along with the Semiconductor Company and the Corporate R&D Group are jointly building a framework to share core technologies such as software developed by the various business domain companies and system LSIs, thereby establishing a more efficient R&D process.

R&D Management Innovation

Alongside the common platform structure strategy, Matsushita has innovated R&D management through the selection of priority R&D themes at the Corporate R&D Group and in development processes at business domain companies.

In addition, the Corporate R&D Group has introduced Phase Change Management (PCM), which breaks into segments, evaluates and manages the various development phases through product launch. The Company is also promoting a shift to more creative and advanced R&D projects.

Regarding R&D processes at the business domain company level, Matsushita introduced DPIM, a system for the evaluation and management of R&D at each development phase, with a focus on return on investment. DPIM has resulted in dramatic reductions in product development lead times.

New R&D Management System



Platform Structure Strategy
10-year Technology Vision
Technology and Business Strategy
Strategies
Intellectual Properties Strategy
Companywide Technology Strategy
Planning
R&D Management Innovation
Action
Increased R&D Efficiency

Intellectual Properties Strategy

To enhance Matsushita's competitive advantage from an intellectual properties perspective, the Company has established an intellectual properties strategy that is linked with technology and business strategies. The Company also promoted patent applications on a regional basis for newly developed technologies. As of the end of fiscal 2004, Matsushita held 48,061 fully-registered patents in Japan, and 38,358 patents overseas, for a total of 86,419 patents.

Based on Matsushita's 10-year Technology Vision, which sets forth a Companywide strategy for concentration of R&D investments into priority areas, the Company will enhance competitiveness through strategic utilization of patents relating to standards for DTV, DVD and other fundamental networking technologies to support a ubiquitous networking society.

Increasing R&D Investment Efficiency

The source of added value in business has shifted from manufacturing to R&D. Matsushita will ensure timely return on R&D investments through such means as the effective use of common technology platforms, R&D management innovations and an intellectual properties strategy that contributes to increased product competitiveness and market share. Furthermore, Matsushita will continue to invest in strategically important fields to make the most of the value chain from components and devices to finished products, and ensure the smooth execution of business strategies.

Development Phases of PCM and DPIM



Corporate R&D Group
Corporate & Domain
Business Domain Company R&D
Phase 0
Concept Search
Phase 1
Feasibility Study
Phase 2
Advanced Technology Development
Phase 3
Practical Application Development
Introductory Phase
Planning
Design
Prototype Manufacturing
Mass Production
Product Launch

Contributing to Society as a Public Entity

Amid heightened global concern about achieving sustainable growth while preserving the environment, the responsibility of corporations extends beyond simply providing quality products and services. In addition to strict adherence to laws and regulations, corporations must review business practices from various aspects, including impact on the environment and social issues. CSR represents the essence of these responsibilities and expectations.

Matsushita will continue to fulfill its responsibilities as implied by the Company's basic management philosophy of contributing to society as a public entity.

Environmental Initiatives

In October 2001, Matsushita made a firm commitment to society with the announcement of its Environmental Vision and Green Plan 2010. Since then, the Company has made steady progress in manufacturing innovations. For example, Matsushita achieved a Green Product development rate (sales of Green Products ÷ sales of all newly developed products × 100) of 68%, as of March 31, 2004, significantly higher than the Company's target of 42%. Also, as of March 2003, all domestic operations achieved zero waste emissions, which means that the amount of waste disposed of is less than 2% of all waste generated in manufacturing processes. Furthermore, by the end of March 2003, the Company succeeded in eliminating lead soldering at all manufacturing locations around the world.

At the Panasonic Environmental Forum 2003, held in November 2003, Matsushita reported on the environmental impact of various types of home appliances. A simulated household model revealed that, although the number of home appliances owned by the average household has increased by about 22% compared with 1990, greenhouse gas emissions over product lifetimes have declined by about 40%, with significant energy-saving contributions from eco-friendly products such as refrigerators and air conditioners. In addition, Matsushita kept the amount of non-recyclable resources used in its products at 1990 levels, despite increasing the number of products made, thanks to recycling efforts and smaller and lighter product designs.

Matsushita has aggressively sought to reduce the environmental burden of home appliances through the development of Green Products, and has improved the quality of life by providing more products while reducing environmental impact.

Achieving a "New Prosperity"


Improving
the quality of life
Minimizing
environmental impact
New
Prosperity
Ripple effect
on society

Promotion of CSR

In fiscal 2004, Matsushita established a new CSR office, along with a Companywide structure for the promotion of CSR activities. Representatives from environmental, legal, personnel and other related divisions from within the Company then carried out a thorough review of Matsushita's economic, social and environmental activities from a CSR standpoint. As a result, the Company implemented a wide range of initiatives aimed at enhancing its contributions to society and environmental preservation.

Matsushita will maintain the highest standards in accountability, while continually striving toward self-improvement.

Matsushita's Companywide CSR Promotion Structure


President
Administration
CSR Office
Matsushita CSR Board
CSR Promotion Committee
Corporate
Functions
Environment
Legal
Personnel
Finance
Purchasing
Quality
etc.
divisional companies, sales divisions, subsidiaries, etc.

For more information about CSR activities, please refer to The Panasonic Report for Sustainability 2004.

For a copy of the report, please direct your request to:
eco@gg.jp.panasonic.com

For more information about environmental activities, please visit the following Web site:
http://matsushita.co.jp/environment/en/

A New Structure that Enables Enhanced Governance

In fiscal 2004, Matsushita implemented reforms to establish a management structure tailored to its new business and organizational structure. Under the new management structure, the Board of Directors has empowered each of the business domain companies by delegating authority in order to expedite autonomous management. At the same time, an Executive Officer System was introduced for execution of business at various domestic and overseas Group companies, thereby facilitating the development of corporate strategies that integrate the Group's comprehensive strengths.

In addition, Matsushita has realigned the role and structure of the Board of Directors to conduct swift and strategic decision making, as well as optimum monitoring, on Groupwide matters. In other words, authority for business operations is delegated to Executive Officers, while the Board of Directors focuses mainly on deciding corporate strategies, and monitoring and supervising business domain companies from an investor's point of view, based on the new business evaluation criteria of CCM and cash flows. This clarifies the supervisory responsibilities of Directors and the responsibilities for execution of business held by Executive Officers.

Taking into consideration the diversified scope of Matsushita's business operations, however, the Company maintains a system where Executive Officers, who are most familiar with the specifics of respective operations, take an active part in the Board of Directors. Through these reforms, the Board of Directors maintains balance in terms of the backgrounds of its members, while reducing the total number of Board members. The terms of office for Board members has also been shortened to one year to clarify their responsibilities and allow for a more dynamic organization.

Corporate Auditors and the Board of Corporate Auditors

The Company maintains Corporate Auditors, as well as a Board of Corporate Auditors as provided for in the Commercial Code of Japan and other related regulations. Corporate Auditors and the Board of Corporate Auditors, which are separate and independent from Directors of the Company and the Board of Directors, have a legal obligation to supervise the Directors' management of the Company. In addition to fulfilling their obligations as provided for by law, Corporate Auditors are committed to effective monitoring through such means as attending important meetings of the Company. Furthermore, in fiscal 2004 Matsushita placed full-time Senior Auditors at Matsushita internal divisional companies to strengthen auditing functions at business domain companies, and established a Group Auditors Meeting to promote collaboration with subsidiaries' corporate auditors.

Note: The Company has made available on its Web site (http://matsushita.co.jp/global/governance/) a general summary of the significant differences between its corporate governance practices and those followed by U.S. companies under NYSE listing standards.

Directors, Corporate Auditors and Executive Officers

(As of June 29, 2004)

Directors



Chairman of the Board
Yoichi Morishita



Vice Chairman of the Board
Masayuki Matsushita



President
Kunio Nakamura



Executive Vice President
Kazuo Toda



Executive Vice President
Osamu Tanaka



Executive Vice President
Yukio Shohtoku



Senior Managing Director
Takami Sano



Senior Managing Director
Susumu Koike



Senior Managing Director
Fumio Ohtsubo



Senior Managing Director
Tetsuya Kawakami



Managing Director
Hidetsugu Otsuru



Managing Director
Yoshitaka Hayashi



Managing Director
Toshihiro Sakamoto



Director
Josei Ito



Director
Toshio Morikawa



Director
Masaki Akiyama



Director
Shinichi Fukushima



Director
Mikio Ito



Honorary Chairman of the Board and Executive Advisor
Masaharu Matsushita

Corporate Auditors



Senior Corporate Auditor
Kazumi Kawaguchi



Senior Corporate Auditor
Yukio Furuta



Corporate Auditor
Yasuo Yoshino



Corporate Auditor
Ikuo Hata

Directors

Chairman of the Board
Yoichi Morishita

Vice Chairman of the Board
Masayuki Matsushita

President
Kunio Nakamura

Executive Vice Presidents
Kazuo Toda
In charge of Corporate Marketing Div. for Panasonic Brand and National Brand, Corporate Sales Strategy Div. for National/Panasonic Retailers, Commodity Products and Electrical Supplies Sales, Advertising, Logistics, Corporate CS Div., Design, Network Marketing Strategy Office, Chairman, Corporate Brand Committee

Osamu Tanaka
Representative in Tokyo, In charge of External Relations, Panasonic Center, Panasonic System Solutions Company

Yukio Shohtoku
In charge of Overseas Operations, Global Strategy Research Institute, Corporate Overseas Planning Group and Corporate International Affairs Group, Vivendi Universal Liaison Office, Olympic Affairs

Senior Managing Directors
Takami Sano
President, Panasonic Automotive Systems Company, In charge of Industrial Sales, Panasonic EV Energy Co., Ltd.

Susumu Koike
In charge of Technology, Devices and Environmental Technologies, Production Engineering, Intellectual Property, Overseas Research Laboratories, President, Semiconductor Company, Camera Modules Business

Fumio Ohtsubo
President, Panasonic AVC Networks Company, In charge of Storage Devices Business, Digital Network Strategic Planning Office

Tetsuya Kawakami
In charge of Finance and Accounting

Managing Directors
Hidetsugu Otsuru
In charge of Facility Management, Quality Assurance and Environmental Affairs, Recycling Business Promotion

Yoshitaka Hayashi
In charge of Home Appliances Business, President, Matsushita Home Appliances Company, In charge of Healthcare Business Company, Matsushita Refrigeration Company

Toshihiro Sakamoto
In charge of Planning, Associate Director, Corporate Management Quality Innovation Div., Associate Director, Corporate IT Innovation Div. In charge of Panasonic Spin-up Fund

Directors
Josei Ito
Chairman of the Board, Nippon Life Insurance Company

Toshio Morikawa
Special Advisor, Sumitomo Mitsui Banking Corporation

Masaki Akiyama
President, Panasonic System Solutions Company, In charge of Corporate eNet Business Div.

Shinichi Fukushima
In charge of Personnel, General Affairs, Social Relations, Director, Corporate Equal Partnership Div.

Mikio Ito
Director, Corporate Legal Affairs Div., In charge of Corporate Risk Management, Corporate Information Security, Business Ethics

Honorary Chairman of the Board and Executive Advisor
Masaharu Matsushita

Corporate Auditors

Senior Corporate Auditors
Kazumi Kawaguchi

Yukio Furuta

Corporate Auditors
Yasuo Yoshino
Chairman, Sumitomo Life Insurance Company

Ikuo Hata
Attorney at Law, Oh-ebashi LPC & Partners

Executive Officers

Managing Executive Officers
Yoshiaki Kushiki
President, Panasonic Mobile Communications Co., Ltd.

Hajime Sakai
President, Panasonic Communications Co., Ltd.

Koshi Kitadai
President, Matsushita Electronic Components Co., Ltd., In charge of Electronic Circuit Capacitor Division and Toyama Matsushita Electric Co., Ltd.

Yasuo Katsura
Director, Tokyo Branch

Shunzo Ushimaru
Director, Corporate Marketing Division for Panasonic Brand, In charge of Matsushita Consumer Electronics Co., Ltd.

Executive Officers
Toru Ishida
President, Matsushita Battery Industrial Co., Ltd.

Tameshige Hirata
President, Matsushita Ecology Systems Co., Ltd., In charge of Matsushita Environmental and Air-conditioning Engineering Co., Ltd.

Hideaki Iwatani
In charge of International Affairs, Director, Global Strategy Research Institute

Yoichiro Maekawa
In charge of External Relations

Tomikazu Ise
Director, Corporate Management Division for China and Northeast Asia, Chairman, Matsushita Electric (China) Co., Ltd.

Fujio Nakajima
Senior Vice President, Panasonic AVC Networks Company, Director, AVC Development Center, General Manager, Digital Broadcasting Business Promotion Office

Tomiyasu Chiba
President, Matsushita Kotobuki Electronics Industries, Ltd.

Nobutane Yamamoto
Director, Corporate Procurement Division

Kazuyoshi Fujiyoshi
Vice President, Panasonic Communications Co., Ltd.

Tomio Kawabe
Director, Corporate Management Division for Asia and Oceania, President, Matsushita Electric Asia Pte. Ltd.

Junji Esaka
Vice President, Matsushita Home Appliances Company, In charge of Refrigeration and Air Conditioning Business, President, Matsushita Refrigeration Company

Takae Makita
In charge of Information Systems, Associate Director, Corporate IT Innovation Division

Hitoshi Otsuki
Director, Corporate Management Division for Europe, Chairman, Matsushita Electric Europe (Headquarters) Ltd.

Takahiro Mori
Director, Corporate Communications Div., In charge of CSR Office

Tsutomu Ueda
Senior Vice President, Panasonic AVC Networks Company, Director, Visual Products and Display Devices Business Group

Masashi Makino
Director, Corporate Manufacturing Innovation Division

Katsutoshi Kanzaki
President, Panasonic Factory Solutions Co., Ltd.

Yoshinobu Sato
Director, Corporate Sales Strategy Div. for National/Panasonic Retailers

Osamu Nishijima
Vice President, Semiconductor Company in charge of Technology, General Manager, Semiconductor Technologies Strategy Office

Joachim Reinhart
President & COO, Matsushita Electric Europe (Headquarters) Ltd.

Yutaka Mizuno
Vice President, In charge of Sales and Director, OEM Automotive Systems Marketing & Sales Division, Panasonic Automotive Systems Company

Yoshihiko Yamada
Director, Corporate Management Division for North America, Chairman, Matsushita Electric Corporation of America

Kazuhiro Tsuga
In charge of Digital Network and Software Technologies

Note: Certain Directors concurrently serve as Executive Officers.

Financial Section

Contents

Five-Year Summary

Years ended March 31

	Millions of yen, except per share information					Thousands of U.S. dollars, except per share information
	2004	2003	2002	2001	2000	**2004**
For the year						
Net sales	**¥7,479,744**	¥7,401,714	¥7,073,837	¥7,780,519	¥7,404,958	**$71,920,615**
Operating profit (loss)	**195,492**	126,571	(198,998)	194,619	169,101	**1,879,731**
Income (loss) before income taxes	**170,822**	68,916	(537,779)	105,497	247,648	**1,642,519**
Net income (loss)	**42,145**	(19,453)	(427,779)	41,503	106,191	**405,240**
Capital investment*	**¥ 271,291**	¥ 251,470	¥ 320,145	¥ 519,258	¥ 350,726	**$ 2,608,567**
Depreciation*	**253,762**	283,434	341,549	363,452	360,631	**2,440,019**
R&D expenditures	**579,230**	551,019	566,567	545,216	526,896	**5,569,519**
At year-end						
Long-term debt	**¥ 460,639**	¥ 588,202	¥ 708,173	¥ 562,653	¥ 661,793	**$ 4,429,221**
Total assets	**7,438,012**	7,834,693	7,768,457	8,295,044	8,076,414	**71,519,346**
Stockholders' equity	**3,451,576**	3,178,400	3,247,860	3,770,213	3,677,554	**33,188,231**
Number of shares issued at year-end (thousands)	**2,453,053**	2,447,923	2,138,515	2,079,573	2,062,671	**2,453,053**
Stockholders	**282,190**	275,266	211,796	202,070	186,177	**282,190**
Employees:						
Domestic	**119,528**	121,451	126,378	145,150	148,870	**119,528**
Overseas	**170,965**	166,873	164,854	172,193	165,397	**170,965**
Total	**290,493**	288,324	291,232	317,343	314,267	**290,493**
Per share data (Yen)						
Net income (loss) per share:						
Basic	**¥ 18.15**	¥ (8.70)	¥ (206.09)	¥ 19.96	¥ 51.49	**$ 0.17**
Diluted	**18.00**	(8.70)	(206.09)	19.56	49.32	**0.17**
Cash dividends per share	**12.50**	10.00	12.50	12.50	14.00	**0.12**
Stockholders' equity per share	**¥1,488.77**	¥1,347.17	¥1,558.68	¥1,813.23	¥1,783.11	**$14.32**
Ratios (%)						
Operating profit (loss)/sales	**2.6%**	1.7%	(2.8)%	2.5%	2.3%	**2.6%**
Income (loss) before income taxes/sales	**2.3**	0.9	(7.6)	1.4	3.3	**2.3**
Net income (loss)/sales	**0.6**	(0.3)	(6.0)	0.5	1.4	**0.6**
Stockholders' equity/total assets	**46.4**	40.6	41.8	45.5	45.5	**46.4**

Notes: 1. See Note 1 (m) to the consolidated financial statements in respect to the calculation of net income (loss) per share amounts. In computing cash dividends per share, the number of shares at the end of the applicable period has been used.

2. U.S. dollar amounts are translated from yen at the rate of ¥104=U.S.$1, the approximate rate on the Tokyo Foreign Exchange Market on March 31, 2004.

3. In order to be consistent with financial reporting practices generally accepted in Japan, operating profit (loss) is presented as net sales less cost of sales and selling, general and administrative expenses. Under accounting principles generally accepted in the United States of America, certain additional charges (such as impairment and restructuring charges) are included as part of operating profit (loss) in the consolidated statements of operations. See the consolidated statements of operations on pages 45 and 48, and Notes 8, 9 and 16 to the consolidated financial statements.

* Excluding intangibles

Sales

Overall Results

Matsushita's consolidated net sales for fiscal 2004, ended March 31, 2004, edged up 1%, to ¥7,479.7 billion ($71,921 million), from ¥7,401.7 billion in the previous fiscal year. Despite instability during fiscal 2004 caused by a sharply rising yen and escalating raw materials prices, the Japanese economy showed moderate improvement as a result of increases in capital investments and exports in various industries. The global business environment was also characterized by steady advances in the U.S. and Chinese economies, although post-war Iraq and other unstable factors remained.

Amid these circumstances, Matsushita aimed to increase sales and enhance profitability in fiscal 2004 through the launch of a new series of competitive V-products, particularly those in the digital AV equipment area. The Company also continued the implementation of simultaneous global product introductions as a means of increasing market share and securing profits at an early stage in product life cycles. Meanwhile, Matsushita continued to carry out restructuring at various business domain companies. Such restructuring encompassed selection of strategic growth areas and concentration of management resources into them, as well as initiatives to reduce inventories and materials costs as part of efforts to strengthen the Company's overall management structure.

As a result of these initiatives, consolidated sales marked gains, led by strong sales of the aforementioned V-products, particularly in the areas of digital AV equipment, cellular phones and FA equipment, which were sufficient to offset sales declines in the Components and Devices, and JVC categories.

Net Sales
Billions of yen


8,000
6,000
4,000
2,000
0
2000 2001 2002 2003 2004
Domestic Sales
Overseas Sales

Sales by Product Category

Effective April 1, 2003, the Company reclassified its previous four product categories (AVC Networks, Home Appliances, Industrial Equipment, and Components and Devices) into five new categories. The five new categories are: AVC Networks, Home Appliances, Components and Devices, JVC and Other. Accordingly, information for previous years has been restated to correspond to the new classifications.

AVC Networks

Sales in the AVC Networks category increased 3%, to ¥3,624.1 billion ($34,847 million), from ¥3,511.5 billion in the previous fiscal year.

Video and Audio Equipment

Sales of video and audio equipment rose 1%, to ¥1,418.1 billion ($13,636 million), from the fiscal 2003 total of ¥1,397.7 billion.

Strong sales were recorded in the Company's so-called "3D" value chain products, which include SD Memory Cards, DVDs and digital TVs (DTVs). Such increases were more than sufficient to offset sales declines in CRT TVs, VCRs and audio equipment.

In TVs, Matsushita strengthened its product lineup of flat-panel TVs and expanded sales with the launch of the new VIERA series, which includes digital high-definition PDP and LCD models.

Aggressive marketing of the DIGA DVD recorder series, especially models with built-in HDDs and VCR combination units, culminated in a considerable increase in sales of DVD equipment.

Matsushita greatly expanded its range of SD Memory Card compatible products, covering not only audiovisual equipment, but also information and communications equipment and home appliances, which further enhanced the leading position of the SD format in the industry.

Matsushita expanded its digital still camera business by strengthening the LUMIX series, which leverages unique black-box technologies, such as aspherical lenses and optical image stabilizer (OIS) technologies. The Company also enhanced its D-snap series with the introduction of the world's slimmest SD video camera.

Information and Communications Equipment

Sales of information and communications equipment rose 4%, to ¥2,206.0 billion ($21,211 million), from ¥2,113.8 billion in fiscal 2003. This increase was mainly attributable to strong sales of automotive electronics products and cellular phones, although sales of fixed-line telephones and fax machines decreased.

In automotive-related equipment, Matsushita recorded strong growth in car navigation systems, including brisk sales of its new wide-screen Strada models. Sales of electronic toll collection (ETC) terminals also increased significantly from the previous year.

In cellular phones, new 3G handsets for the domestic market, including a "camcorder-style" model with a rotating LCD screen and a model with interchangeable outer jackets, received considerable market acclaim. Overseas, Matsushita strongly increased sales by launching folding handsets with built-in cameras and ultra-compact models in Europe and China. Also contributing to improved sales were PCs and broadcast- and business-use AV systems.

Home Appliances

Sales in the Home Appliances category were mostly unchanged at ¥1,189.1 billion ($11,434 million), compared with ¥1,184.1 billion in the previous year. Matsushita continued to introduce value-added products that meet customers' new lifestyles and their growing interest in health and the environment. Within this category, certain seasonal products recorded sales declines in Japan, but these were offset by solid sales in products such as washing machines, dishwashers and

Sales by Product Category

	Millions of yen					Thousands of U.S. dollars
	2004	2003 (Restated)	2002 (Restated)	2001 (Restated)	2000 (Restated)	**2004**
AVC Networks						
Video and audio equipment	**¥1,418,118**	¥1,397,668	¥1,295,698	¥1,196,835	¥1,216,990	**$13,635,750**
Information and communications equipment	**2,206,021**	2,113,820	2,100,288	2,406,411	2,289,388	**21,211,740**
Total	**3,624,139**	3,511,488	3,395,986	3,603,246	3,506,378	**34,847,490**
Home Appliances	**1,189,118**	1,184,148	1,142,024	1,263,228	1,276,227	**11,433,827**
Components and Devices	**1,142,395**	1,193,832	1,090,077	1,341,377	1,257,454	**10,984,567**
JVC	**802,650**	827,967	812,479	786,963	728,720	**7,717,789**
Other	**721,442**	684,279	633,271	785,705	636,179	**6,936,942**
Total	**¥7,479,744**	¥7,401,714	¥7,073,837	¥7,780,519	¥7,404,958	**$71,920,615**

Note: Effective fiscal 2004, the Company reclassified product categories for sales breakdown reporting purposes, whereby sales are now divided into five new categories: AVC Networks, Home Appliances, Components and Devices, JVC and Other. Prior year figures have been restated to reflect this change.

ventilating fans.

In major home appliances, notable sales increases were marked in washer/dryers that feature universal design with the world's first 30-degree tilted drum and "cyclone" system vacuum cleaners. Matsushita also released new air conditioners that can neutralize and eliminate allergens and viruses, equipped also with a unique "oxygen air charger" function. Furthermore, the Company received acclaim from the market for its energy-saving, HFC-free refrigerators.

In household equipment, sales of ventilating fans were up, due in part to demand caused by revisions to the Building Standard Law in Japan. Sales of compact, water- and energy-efficient dishwashers also grew significantly.

Components and Devices

Sales in the Components and Devices category decreased 4%, to ¥1,142.4 billion ($10,985 million), from ¥1,193.8 billion in the previous fiscal year. While semiconductor sales recorded solid gains, led by system LSIs and CCDs, sales declines in general components and electronic tubes led to lower sales overall in this category.

In semiconductors, the Company focused management resources on system LSIs for optical disks, DTVs, mobile communications and network/SD Memory Cards as well as image sensors. Among these, solid growth was seen in system LSIs for use in digital AV equipment such as DVDs and DTVs, as well as CCDs for digital still cameras and camera-equipped cellular phones.

In batteries, despite sluggish sales of dry-cell batteries due mainly to intensified price competition, sales of lithium ion batteries for mobile communications equipment rose.

In general electronic components, sales were below the previous year's level as a result of price declines, while growth was seen in sales of components for the communications equipment and automotive industries.

JVC

Sales in the JVC category decreased 3%, to ¥802.7 billion ($7,718 million), from ¥828.0 billion in the previous fiscal year. Although sales increases were recorded for flat-panel TVs and DVD recorders, overall sales of consumer electronics in Japan and the Americas declined, particularly in such products as CRT TVs and VCRs.

Other

Sales in the Other category increased 5% year-on-year, to ¥721.4 billion ($6,937 million), from ¥684.3 billion in fiscal 2003, mainly a result of increased overseas sales.

In FA equipment, sales grew more than 30% over the previous year, led by exports to China and other Asian countries of high-speed modular placement machines. Sales of welding machines also increased overseas.

In other industrial-use equipment, however, sales of products mainly sold in Japan, such as power distribution equipment, fell short of the previous year's results.

Sales by Region

Sales in Japan increased 1%, to ¥3,477.5 billion ($33,438 million), from ¥3,453.8 billion in fiscal 2003.

Overseas sales were also up 1%, to ¥4,002.2 billion ($38,483 million), from ¥3,947.9 billion in the previous fiscal year. On a local currency basis, overseas sales rose 4% in fiscal 2004.

By region, sales in the Americas fell 7% (mostly unchanged from the previous year on a local currency basis), to ¥1,326.9 billion ($12,759 million). Although sales of information and communications equipment and products in the Other category exceeded the previous year's level, sales in all other major product categories recorded setbacks.

Sales in Europe climbed 8% (2% on a local currency basis), to ¥1,080.1 billion ($10,386 million). This was due to year-on-year sales increases of AVC Networks products such as PDP TVs, DVD recorders and cellular phones, and home appliances such as air conditioners.

Sales by Region

	Millions of yen					Thousands of U.S. dollars
	2004	2003	2002	2001	2000	**2004**
Domestic sales	**¥3,477,492**	¥3,453,836	¥3,313,912	¥3,998,466	¥3,666,671	**$33,437,423**
Overseas sales						
North and South America	**1,326,940**	1,420,802	1,495,258	1,467,411	1,474,193	**12,759,038**
Europe	**1,080,143**	999,637	839,248	873,935	936,609	**10,385,990**
Asia and Others	**1,595,169**	1,527,439	1,425,419	1,440,707	1,327,485	**15,338,164**
Total	**4,002,252**	3,947,878	3,759,925	3,782,053	3,738,287	**38,483,192**
Total	**¥7,479,744**	¥7,401,714	¥7,073,837	¥7,780,519	¥7,404,958	**$71,920,615**

In the Asia and Others region, sales increased 4% (9% on a local currency basis), to ¥1,595.2 billion ($15,338 million). In Asia (excluding China), sales in the AVC Networks category and general components in the Components and Devices category decreased, due mainly to weak sales of HDDs in this region. Meanwhile, sales in China were strong, especially for PDP TVs and cellular phones in the AVC Networks category. Matsushita also achieved double-digit sales growth in the Components and Devices category in this market.

Earnings

Operating Profit *

Consolidated operating profit for fiscal 2004 increased 54%, to ¥195.5 billion ($1,880 million), compared with ¥126.6 billion in the previous fiscal year. This increase was primarily attributable to sales increases, benefiting mainly from the success of V-products, and various cost reduction efforts, despite the negative effects of a strong Japanese yen and price erosion caused by intense global competition.

Operating Profit (Loss)
Billions of yen



200
100
0
-100
-200
2000 2001 2002 2003 2004

* In order to be consistent with financial reporting practices generally accepted in Japan, operating profit (loss) is presented as net sales less cost of sales and selling, general and administrative expenses. Under accounting principles generally accepted in the United States of America, certain additional charges (such as impairment losses and restructuring charges) are included as part of operating profit (loss) in the consolidated statements of operations. See the consolidated statements of operations on pages 45 and 48, and Notes 8, 9 and 16 to the consolidated financial statements.

Income before Income Taxes

Income before income taxes for fiscal 2004 was ¥170.8 billion ($1,643 million), up 148% from ¥68.9 billion in the previous fiscal year. The Company incurred restructuring charges of ¥45.1 billion for early retirement programs at certain domestic group companies, ¥11.7 billion for impairment losses and ¥19.6 billion of other expenses associated with the closure/integration of manufacturing locations. The Company also recorded a ¥52.5 billion write-down of investment securities, mainly shares of affiliated companies. However, income before income taxes grew due to the above-mentioned improvement in operating profit and a ¥72.2 billion gain from the return to the Japanese Government of the substitutional portion of the Employees Pension Funds (EPF) that the Company and certain of its subsidiaries operated on behalf of the Government.

Net Income (Loss)

As a result of all the factors stated in the preceding paragraphs, and also reflecting effects of income taxes, minority interests and equity in losses of associated companies, the Company recorded a net income of ¥42.1 billion ($405 million) for fiscal 2004, compared with a net loss of ¥19.5 billion in the previous fiscal year. Net income per share of common stock on a diluted basis was ¥18.00 ($0.17), compared with a net loss per share of ¥8.70 in the previous fiscal year.

R&D Expenditures

R&D expenditures for fiscal 2004 increased 5%, to ¥579.2 billion ($5,570 million), representing 7.7% of Matsushita's consolidated net sales, as compared with ¥551.0 billion in fiscal 2003.

In R&D, the Company introduced a new technology management structure aimed at higher efficiency. In corporate R&D functions, to encourage engineers to concentrate on prioritized R&D projects and cutting-edge technologies, Matsushita introduced a new management system for effective management of projects at each step in the R&D process. Regarding R&D at business domain companies, Matsushita significantly reduced lead time for product development by introducing innovative R&D process management, developed from the standpoint of return on investment. Furthermore, the Company reinforced its intellectual property rights initiatives by revitalizing patent application filings worldwide.

R&D Expenditures
Billions of yen



600
450
300
150
0
2000 2001 2002 2003 2004

Earnings

	Millions of yen					Thousands of U.S. dollars
	2004	2003	2002	2001	2000	**2004**
Operating profit (loss)	**¥195,492**	¥126,571	¥(198,998)	¥194,619	¥169,101	**$1,879,731**
Income (loss) before income taxes	**170,822**	68,916	(537,779)	105,497	247,648	**1,642,519**
Net income (loss)	**42,145**	(19,453)	(427,779)	41,503	106,191	**405,240**
R&D expenditures	**579,230**	551,019	566,567	545,216	526,896	**5,569,519**

Note: In order to be consistent with financial reporting practices generally accepted in Japan, operating profit (loss) is presented as net sales less cost of sales and selling, general and administrative expenses. Under accounting principles generally accepted in the United States of America, certain additional charges (such as impairment and restructuring charges) are included as part of operating profit (loss) in the consolidated statements of operations. See the consolidated statements of operations on pages 45 and 48, and Notes 8, 9 and 16 to the consolidated financial statements.

Financial Position and Liquidity

Total Assets, Liabilities and Stockholders' Equity

The Company's consolidated total assets decreased to ¥7,438.0 billion ($71,519 million) as of the end of fiscal 2004, compared with ¥7,834.7 billion at the end of fiscal 2003. This decrease was mainly the result of increased capital efficiency achieved through the reduction of assets such as trade receivables and property, plant and equipment, and a decrease of deferred tax assets included in other assets.

Regarding liabilities, the balance of retirement and severance benefits decreased as a result of the return to the Government of the substitutional portion of the EPF.

Stockholders' equity increased to ¥3,451.6 billion ($33,188 million), compared with ¥3,178.4 billion at the end of fiscal 2003. This increase was due mainly to a decrease in minimum pension liability adjustments, owing to the aforementioned factor related to retirement and pension programs, and an increase in unrealized holding gains on available-for-sale securities, which resulted in a decrease in accumulated other comprehensive loss, despite an increase in the negative balance of cumulative translation adjustments caused by the appreciation of the Japanese yen. In addition, Matsushita again repurchased its own shares, as an integral part of the Company's financial strategy to improve shareholder value.

Profit Distribution

During fiscal 2004, the Company distributed an interim (semiannual) cash dividend of ¥6.25 per common share. As for the year-end dividend for fiscal 2004, the Company decided, with shareholders' approval, to distribute ¥7.75 per common share, consisting of a ¥6.25 ordinary dividend and a ¥1.50 special dividend to commemorate the 85th anniversary of the Company's founding. Accordingly, total dividends for fiscal 2004, including the interim dividend, are ¥14.00 per common share.

Capital Investment and Depreciation

Capital investment (excluding intangibles) during fiscal 2004 totaled ¥271.3 billion ($2,609 million), an 8% increase from the previous fiscal year's total of ¥251.5 billion. Matsushita curbed capital investment in a number of business areas, in line with increasing management emphasis on cash flows and capital efficiency. Matsushita did, however, selectively invest in facilities for those product areas that are expected to drive future growth, including such key components and devices as system LSIs, PDPs and other strategic areas. Depreciation (excluding intangibles) during the fiscal year fell to ¥253.8 billion ($2,440 million), compared with ¥283.4 billion in the previous fiscal year.

Total Assets and Stockholders' Equity
Billions of yen



10,000
7,500
5,000
2,500
0
2000 2001 2002 2003 2004
Total Assets
Stockholders' Equity

Capital Investment and Depreciation
Billions of yen



600
450
300
150
0
2000 2001 2002 2003 2004
Capital Investment
Depreciation

Financial Position and Liquidity

	Millions of yen					Thousands of U.S. dollars
	2004	2003	2002	2001	2000	**2004**
Total assets (at year-end)	**¥7,438,012**	¥7,834,693	¥7,768,457	¥8,295,044	¥8,076,414	**$71,519,346**
Stockholders' equity (at year-end)	**3,451,576**	3,178,400	3,247,860	3,770,213	3,677,554	**33,188,231**
Capital investment*	**271,291**	251,470	320,145	519,258	350,726	**2,608,567**
Depreciation*	**253,762**	283,434	341,549	363,452	360,631	**2,440,019**

* Excluding intangibles

Cash Flows

Net cash provided by operating activities in fiscal 2004 amounted to ¥489.1 billion ($4,703 million), compared with ¥698.3 billion in the previous fiscal year. This decrease, despite the improvement in net income, was attributable mainly to an increase in inventories to meet anticipated strong demand for digital AV products related to the 2004 Olympic games and the non-cash gain from the aforementioned return to the Government of the substitutional portion of EPF included in net income.

Net cash used in investing activities amounted to ¥85.4 billion ($822 million), compared with ¥11.2 billion in fiscal 2003, due mainly to a decrease in proceeds from disposition of investments and advances and an increase in investment and advances, despite a decrease in time deposits.

Net cash used in financing activities was ¥272.7 billion ($2,622 million), compared with ¥442.9 billion in fiscal 2003. This was mainly attributable to smaller decreases in short-term borrowings, decreases in repayments of long-term debt and in repurchases of the Company's common stock.

All these activities, compounded by the effect of exchange rate fluctuations, resulted in a net increase of ¥107.5 billion ($1,034 million) in cash and cash equivalents during fiscal 2004. Cash and cash equivalents at the end of fiscal 2004 totaled ¥1,275.0 billion ($12,260 million), compared with ¥1,167.5 billion a year ago.

Reference: Consolidated Statements of Operations

For reconciliation of operating profit to income before income taxes, see the following consolidated statements of operations for fiscal 2001 and 2000. (For the fiscal years 2004, 2003 and 2002, see consolidated statements of operations on page 48.)

	Millions of yen	
	2001	2000
Revenues:		
Net sales	¥7,780,519	¥7,404,958
Interest income	45,229	44,685
Dividends received	6,884	8,754
Other income	51,809	135,572
Total revenues	7,884,441	7,593,969
Costs and expenses:		
Cost of sales	5,572,438	5,288,973
Selling, general and administrative expenses	2,013,462	1,946,884
Interest expense	48,038	50,994
Other deductions	145,006	59,470
Total costs and expenses	7,778,944	7,346,321
Income before income taxes	¥ 105,497	¥ 247,648

Consolidated Balance Sheets

Matsushita Electric Industrial Co., Ltd. and Subsidiaries
March 31, 2004 and 2003

Assets	Millions of yen 2004	Millions of yen 2003	Thousands of U.S. dollars (Note 2) 2004
Current assets:			
Cash and cash equivalents (Note 10)	¥1,275,014	¥1,167,470	$12,259,750
Time deposits (Note 10)	170,047	395,559	1,635,067
Short-term investments (Notes 6 and 18)	2,684	1,196	25,808
Trade receivables (Notes 5, 7 and 10):			
Notes	62,822	67,440	604,058
Accounts	1,052,718	1,132,508	10,122,288
Allowance for doubtful receivables	(47,873)	(53,043)	(460,317)
Net trade receivables	1,067,667	1,146,905	10,266,029
Inventories (Notes 4 and 10)	777,540	783,262	7,476,346
Other current assets (Notes 12 and 18)	482,025	491,786	4,634,856
Total current assets	3,774,977	3,986,178	36,297,856
Noncurrent receivables (Note 7)	280,398	299,239	2,696,135
Investments and advances (Notes 5, 6 and 18)	1,237,427	1,020,137	11,898,337
Property, plant and equipment (Notes 7 and 8):			
Land	251,419	264,148	2,417,490
Buildings	1,253,350	1,280,448	12,051,442
Machinery and equipment	2,705,251	2,840,184	26,012,030
Construction in progress	46,037	64,792	442,663
	4,256,057	4,449,572	40,923,625
Less accumulated depreciation	3,046,555	3,150,677	29,293,798
Net property, plant and equipment	1,209,502	1,298,895	11,629,827
Other assets:			
Goodwill (Notes 3 and 9)	418,907	410,627	4,027,952
Intangible assets (Note 9)	73,099	74,810	702,875
Other assets (Note 12)	443,702	744,807	4,266,364
Total other assets	935,708	1,230,244	8,997,191
	¥7,438,012	¥7,834,693	$71,519,346

See accompanying Notes to Consolidated Financial Statements.

Liabilities and Stockholders' Equity	Millions of yen 2004	2003	Thousands of U.S. dollars (Note 2) 2004
Current liabilities:			
Short-term borrowings, including current portion of long-term debt (Notes 7, 10 and 18)	¥ 290,208	¥ 333,686	$ 2,790,462
Trade payables (Note 5):			
Notes	40,604	34,218	390,423
Accounts	744,130	693,066	7,155,096
Total trade payables	784,734	727,284	7,545,519
Accrued income taxes (Note 12)	44,179	33,499	424,798
Accrued payroll	141,932	150,095	1,364,731
Other accrued expenses (Note 19)	696,741	683,569	6,699,433
Deposits and advances from customers	83,798	100,469	805,750
Employees' deposits	124,800	125,024	1,200,000
Other current liabilities (Notes 12 and 18)	403,394	417,206	3,878,787
Total current liabilities	2,569,786	2,570,832	24,709,480
Noncurrent liabilities:			
Long-term debt (Notes 7, 10 and 18)	460,639	588,202	4,429,221
Retirement and severance benefits (Note 11)	801,199	1,375,143	7,703,837
Other liabilities (Note 12)	26,697	11,939	256,702
Total noncurrent liabilities	1,288,535	1,975,284	12,389,760
Minority interests	128,115	110,177	1,231,875
Stockholders' equity:			
Common stock (Notes 10 and 13): Authorized—4,950,000,000 shares Issued—2,453,053,497 shares (2,447,923,088 shares in 2003)	258,740	258,738	2,487,885
Capital surplus (Notes 10 and 13)	1,230,476	1,219,686	11,831,500
Legal reserve (Note 13)	83,175	80,700	799,760
Retained earnings (Note 13)	2,442,504	2,432,052	23,485,615
Accumulated other comprehensive income (loss) (Notes 6, 11, 14 and 17):			
Cumulative translation adjustments	(282,287)	(161,124)	(2,714,298)
Unrealized holding gains (losses) of available-for-sale securities	88,104	(18,082)	847,154
Unrealized gains (losses) of derivative instruments	6,676	(1,090)	64,192
Minimum pension liability adjustments	(211,995)	(525,346)	(2,038,413)
Total accumulated other comprehensive income (loss)	(399,502)	(705,642)	(3,841,365)
Treasury stock, at cost (Note 13): 134,645,885 shares (88,606,377 shares in 2003)	(163,817)	(107,134)	(1,575,164)
Total stockholders' equity	3,451,576	3,178,400	33,188,231
Commitments and contingent liabilities (Note 19)			
	¥7,438,012	¥7,834,693	$71,519,346

Consolidated Statements of Operations

Matsushita Electric Industrial Co., Ltd. and Subsidiaries
Years ended March 31, 2004, 2003 and 2002

	Millions of yen			Thousands of U.S. dollars (Note 2)
	2004	2003	2002	2004
Revenues:				
Net sales (Note 5)	¥7,479,744	¥7,401,714	¥7,073,837	$71,920,615
Interest income	19,564	22,267	34,361	188,115
Dividends received	5,475	4,506	8,219	52,644
Gain from the transfer of the substitutional portion of Japanese Welfare Pension Insurance (Note 11)	72,228	—	—	694,500
Other income (Notes 6, 7, 16 and 17)	59,544	64,677	54,146	572,539
Total revenues	7,636,555	7,493,164	7,170,563	73,428,413
Costs and expenses:				
Cost of sales (Notes 5 and 16)	5,313,065	5,323,605	5,312,039	51,087,163
Selling, general and administrative expenses (Note 16)	1,971,187	1,951,538	1,960,796	18,953,721
Interest expense	27,744	32,805	45,088	266,769
Other deductions (Notes 5, 6, 8, 9, 16 and 17)	153,737	116,300	390,419	1,478,241
Total costs and expenses	7,465,733	7,424,248	7,708,342	71,785,894
Income (loss) before income taxes	170,822	68,916	(537,779)	1,642,519
Provision for income taxes (Note 12):				
Current	77,375	51,704	33,902	743,990
Deferred	21,160	19,572	(87,177)	203,462
	98,535	71,276	(53,275)	947,452
Income (loss) before minority interests and equity in earnings (losses) of associated companies	72,287	(2,360)	(484,504)	695,067
Minority interests	19,618	5,505	(56,666)	188,635
Equity in earnings (losses) of associated companies (Note 5)	(10,524)	(11,588)	59	(101,192)
Net income (loss)	¥ 42,145	¥ (19,453)	¥ (427,779)	$ 405,240

	Yen			U.S. dollars (Note 2)
Net income (loss) per share of common stock (Note 15):				
Basic	¥ 18.15	¥ (8.70)	¥ (206.09)	$ 0.17
Diluted	18.00	(8.70)	(206.09)	0.17

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Stockholders' Equity

Matsushita Electric Industrial Co., Ltd. and Subsidiaries
Years ended March 31, 2004, 2003 and 2002

	Millions of yen			Thousands of U.S. dollars (Note 2)
	2004	2003	2002	**2004**
Common stock (Notes 13 and 16):				
Balance at beginning of year	**¥ 258,738**	¥ 258,737	¥ 210,994	**$ 2,487,866**
Issuance of common stock for conversion of bonds	**2**	1	47,743	**19**
Balance at end of year	**¥ 258,740**	¥ 258,738	¥ 258,737	**$ 2,487,885**
Capital surplus (Notes 13 and 16):				
Balance at beginning of year	**¥1,219,686**	¥ 682,848	¥ 621,267	**$11,727,750**
Issuance of common stock for conversion of bonds	**2**	1	47,743	**19**
Treasury stock provided for conversion of bonds	**4,209**	—	—	**40,471**
Stock issued under exchange offering (Note 3)	**6,579**	537,487	—	**63,260**
Transfer from legal reserve and retained earnings due to merger of subsidiaries	**—**	—	11,008	**—**
Capital transactions by consolidated and associated companies	**—**	(650)	2,830	**—**
Balance at end of year	**¥1,230,476**	¥1,219,686	¥ 682,848	**$11,831,500**
Legal reserve (Note 13):				
Balance at beginning of year	**¥ 80,700**	¥ 82,647	¥ 88,499	**$ 775,962**
Transfer from (to) retained earnings	**2,475**	(1,947)	816	**23,798**
Transfer to capital surplus due to merger of subsidiaries	**—**	—	(6,668)	**—**
Balance at end of year	**¥ 83,175**	¥ 80,700	¥ 82,647	**$ 799,760**
Retained earnings (Note 13):				
Balance at beginning of year	**¥2,432,052**	¥2,470,356	¥2,929,281	**$23,385,115**
Net income (loss)	**42,145**	(19,453)	(427,779)	**405,240**
Cash dividends	**(29,218)**	(20,798)	(25,990)	**(280,942)**
Transfer from (to) legal reserve	**(2,475)**	1,947	(816)	**(23,798)**
Transfer to capital surplus due to merger of subsidiaries	**—**	—	(4,340)	**—**
Balance at end of year	**¥2,442,504**	¥2,432,052	¥2,470,356	**$23,485,615**
Accumulated other comprehensive income (loss) (Note 14):				
Balance at beginning of year	**¥ (705,642)**	¥ (154,543)	¥ (79,089)	**$ (6,785,019)**
Other comprehensive income (loss), net of tax	**306,140**	(551,099)	(75,454)	**2,943,654**
Balance at end of year	**¥ (399,502)**	¥ (705,642)	¥ (154,543)	**$ (3,841,365)**
Treasury stock (Note 13):				
Balance at beginning of year	**¥ (107,134)**	¥ (92,185)	¥ (739)	**$ (1,030,135)**
Repurchase of common stock	**(69,394)**	(115,770)	(91,969)	**(667,250)**
Stock exchanged under exchange offering (Note 3)	**—**	100,821	—	**—**
Sale of treasury stock	**—**	—	523	**—**
Conversion of bonds	**12,711**	—	—	**122,221**
Balance at end of year	**¥ (163,817)**	¥ (107,134)	¥ (92,185)	**$ (1,575,164)**
Disclosure of comprehensive income (loss) (Note 14):				
Net income (loss)	**¥ 42,145**	¥ (19,453)	¥ (427,779)	**$ 405,240**
Other comprehensive income (loss), net of tax:				
Translation adjustments	**(121,163)**	(106,003)	102,832	**(1,165,029)**
Unrealized holding gains (losses) of available-for-sale securities	**106,186**	(68,894)	(28,052)	**1,021,019**
Unrealized gains (losses) of derivative instruments	**7,766**	(1,218)	128	**74,673**
Minimum pension liability adjustments	**313,351**	(374,984)	(150,362)	**3,012,991**
Total comprehensive income (loss)	**¥ 348,285**	¥ (570,552)	¥ (503,233)	**$ 3,348,894**

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

Matsushita Electric Industrial Co., Ltd. and Subsidiaries
Years ended March 31, 2004, 2003 and 2002

	Millions of yen			Thousands of U.S. dollars (Note 2)
	2004	2003	2002	2004
Cash flows from operating activities (Note 16):				
Net income (loss)	¥ 42,145	¥ (19,453)	¥(427,779)	$ 405,240
Adjustments to reconcile net income (loss) to net cash provided by operating activities:				
Depreciation and amortization	278,177	302,141	362,052	2,674,778
Net gain on sale of investments	(11,327)	(93)	(6,160)	(108,913)
Provision for doubtful receivables	3,154	17,621	4,428	30,327
Deferred income taxes	21,160	19,572	(87,177)	203,462
Write-down of investment securities (Notes 5 and 6)	52,492	52,611	92,297	504,731
Impairment loss on long-lived assets (Notes 8 and 9)	11,666	2,375	24,420	112,173
Minority interests	19,618	5,505	(56,666)	188,635
(Increase) decrease in trade receivables	35,248	(72,604)	200,966	338,923
(Increase) decrease in inventories	(37,016)	82,573	270,360	(355,923)
(Increase) decrease in other current assets	13,450	27,996	(35,579)	129,327
Increase (decrease) in trade payables	87,226	162,378	(130,275)	838,712
Increase (decrease) in accrued income taxes	12,254	4,960	(31,505)	117,827
Increase (decrease) in accrued expenses and other current liabilities	10,782	79,252	9,199	103,673
Increase (decrease) in retirement and severance benefits	(67,332)	16,622	(86,144)	(647,423)
Other	17,435	16,861	10,509	167,644
Net cash provided by operating activities	489,132	698,317	112,946	4,703,193
Cash flows from investing activities (Note 16):				
Proceeds from sale of short-term investments	—	10,523	36,976	—
Purchase of short-term investments	(702)	—	(27,509)	(6,750)
Proceeds from disposition of investments and advances	68,468	121,001	172,763	658,346
Increase in investments and advances	(207,869)	(80,774)	(123,330)	(1,998,740)
Capital expenditures	(275,544)	(246,603)	(342,107)	(2,649,462)
Proceeds from disposals of property, plant and equipment	113,008	58,270	142,924	1,086,615
(Increase) decrease in finance receivables	30,697	29,158	60,731	295,163
(Increase) decrease in time deposits	202,808	96,371	29,742	1,950,078
Other	(16,311)	877	(24,662)	(156,837)
Net cash used in investing activities	(85,445)	(11,177)	(74,472)	(821,587)
Cash flows from financing activities (Note 16):				
Decrease in short-term borrowings	(39,577)	(106,630)	(83,703)	(380,548)
Increase (decrease) in deposits and advances from customers and employees	(15,787)	(20,589)	(22,739)	(151,798)
Proceeds from long-term debt	108,026	122,288	447,458	1,038,711
Repayments of long-term debt	(228,039)	(293,088)	(218,159)	(2,192,683)
Dividends paid	(29,218)	(20,798)	(25,990)	(280,942)
Dividends paid to minority interests	(4,675)	(8,267)	(10,112)	(44,952)
Repurchase of common stock (Note 13)	(69,394)	(115,770)	(91,969)	(667,250)
Decrease of treasury stock (Note 13)	—	—	523	—
Other	5,963	—	5,107	57,337
Net cash provided by (used in) financing activities	(272,701)	(442,854)	416	(2,622,125)
Effect of exchange rate changes on cash and cash equivalents	(23,442)	(9,948)	16,541	(225,404)
Net increase in cash and cash equivalents	107,544	234,338	55,431	1,034,077
Cash and cash equivalents at beginning of year	1,167,470	933,132	877,701	11,225,673
Cash and cash equivalents at end of year	¥1,275,014	¥1,167,470	¥ 933,132	$12,259,750

See accompanying Notes to Consolidated Financial Statements.

1. Summary of Significant Accounting Policies

(a) Description of Business

Matsushita Electric Industrial Co., Ltd. (hereinafter, the "Company," including consolidated subsidiaries, unless the context otherwise requires) is one of the world's leading producers of electronic and electric products. The Company currently offers a comprehensive range of products, systems and components for consumer, business and industrial use based on sophisticated electronics and precision technology. Most of the Company's products are marketed under "Panasonic" and several other trade names, including "National," "Technics," "Quasar," "Victor" and "JVC."

Sales in fiscal 2004 were categorized as follows: AVC Networks—48%, Home Appliances—16%, Components and Devices—15%, JVC—11%, and Other—10%. A sales breakdown in fiscal 2004 by geographical market was as follows: Japan—46%, North and South America—18%, Europe—15%, and Asia and Others—21%.

The Company is not dependent on a single supplier, and has no significant difficulty in obtaining raw materials from suppliers.

(b) Basis of Presentation of Consolidated Financial Statements

The Company and its domestic subsidiaries maintain their books of account in conformity with financial accounting standards of Japan, and its foreign subsidiaries in conformity with those of the countries of their domicile.

The consolidated financial statements presented herein have been prepared in a manner and reflect the adjustments which are necessary to conform with accounting principles generally accepted in the United States of America.

(c) Principles of Consolidation (See Note 5)

The consolidated financial statements include the accounts of the Company and its subsidiaries. Significant intercompany accounts and transactions have been eliminated on consolidation.

Investments in associated companies, including the companies in which the Company's ownership is 20% to 50% and corporate joint ventures, are stated at their underlying net equity value after elimination of intercompany profits.

The difference between the acquisition cost and the Company's equity in net assets of associated companies at acquisition was being amortized on a straight-line basis over periods ranging from ten to forty years prior to the adoption of Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets" as of April 1, 2002. Subsequent to the adoption of SFAS No. 142, the unamortized balance of such equity method goodwill is not amortized and is instead tested for impairment.

Investments in associated companies are reduced to fair value by a charge to earnings for other-than-temporary declines in fair value.

In accordance with FASB Interpretation No. 46 (revised December 2003), "Consolidation of Variable Interest Entities" (FIN 46R), variable interest entities, of which the Company has controlling financial interests through means other than voting rights, are consolidated. FIN 46R was effective as of March 31, 2004, except for special purpose entities, to which FIN 46R should be applied as of December 31, 2003. The adoption of FIN 46R did not have a material effect on the accompanying consolidated financial statements.

(d) Revenue Recognition

The Company generates revenue principally through the sale of consumer and industrial products, equipment, and supplies. The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, and title and risk of loss have been transferred to the customer or services have been rendered, the sales price is fixed or determinable, and collectibility is reasonably assured.

Revenue from sales of products is generally recognized when the products are received by customers. Revenue from sales of certain products with customer acceptance provisions related to their functionality is recognized when the product is received by the customer and the specific criteria of the product functionality are successfully tested and demonstrated.

The Company enters into arrangements with multiple elements, which may include any combination of products, equipment, installment and maintenance. The Company allocates revenue to each element based on its relative fair value if such element meets the criteria for treatment as a separate unit of accounting as prescribed in the Emerging Issues Task Force (EITF) Issue 00-21, "Revenue Arrangements with Multiple Deliverables" (EITF 00-21). EITF 00-21 was effective for revenue arrangements entered into after June 30, 2003. EITF 00-21 did not have a material effect on the accompanying consolidated financial statements.

(e) Leases (See Note 7)

A subsidiary of the Company leases machinery and equipment. Leases of such assets are principally accounted for as direct financing leases and included in "Trade receivables—Accounts" and "Noncurrent receivables" in the accompanying consolidated balance sheets.

(f) Inventories (See Note 4)

Finished goods and work in process are stated at the lower of cost (average) or market. Raw materials are stated at cost, principally on a first-in, first-out basis, not in excess of current replacement cost.

(g) Foreign Currency Translation (See Note 14)
Foreign currency financial statements are translated in accordance with SFAS No. 52, "Foreign Currency Translation," under which all assets and liabilities are translated into yen at year-end rates and income and expense accounts are translated at weighted-average rates. Adjustments resulting from the translation of financial statements are reflected under the caption, "Accumulated other comprehensive income (loss)," a separate component of stockholders' equity.

(h) Property, Plant and Equipment
Property, plant and equipment is stated at cost. Depreciation is computed primarily using the declining balance method based on the following estimated useful lives:

Buildings	5 to 50 years
Machinery and equipment	2 to 10 years

(i) Goodwill and Other Intangible Assets (See Note 9)
Goodwill represents the excess of costs over the fair value of net assets of businesses acquired. The Company adopted the provisions of SFAS No. 142 for the fiscal year beginning April 1, 2002. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, and are instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets." SFAS No. 142 required the Company to perform an assessment of whether there was an indication that goodwill is impaired as of the date of adoption. The results of this assessment did not require the Company to recognize an impairment loss. Prior to the adoption of SFAS No. 142, goodwill was being amortized on a straight-line basis over periods ranging from ten to forty years.

(j) Investments in Available-for-Sale Securities (See Notes 6 and 14)
The Company accounts for debt and equity securities in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities."

SFAS No. 115 requires that certain investments in debt and equity securities be classified as held-to-maturity, trading, or available-for-sale securities. The Company classifies its existing marketable equity securities other than investments in associated companies and all debt securities as available-for-sale. Available-for-sale securities are carried at fair value with unrealized holding gains or losses included as a component of accumulated other comprehensive income (loss), net of applicable taxes.

Individual securities classified as available-for-sale are reduced to net realizable value by a charge to earnings for other-than-temporary declines in fair value. Realized gains and losses are determined on the average cost method and reflected in earnings.

(k) Income Taxes (See Note 12)
Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(l) Advertising (See Note 16)
Advertising costs are expensed as incurred.

(m) Net Income (Loss) per Share (See Notes 10, 13 and 15)
The Company accounts for net income (loss) per share in accordance with SFAS No. 128, "Earnings per Share." This Statement establishes standards for computing net income (loss) per share and requires dual presentation of basic and diluted net income (loss) per share on the face of the statements of operations for all entities with complex capital structures.

Under SFAS No. 128, basic net income (loss) per share is computed based on the weighted-average number of common shares outstanding during each period, and diluted net income per share assumes the dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock.

(n) Cash Equivalents
Cash equivalents include all highly liquid debt instruments purchased with a maturity of three months or less.

(o) Derivative Financial Instruments (See Notes 17 and 18)
Derivative financial instruments utilized by the Company and its subsidiaries are comprised principally of foreign exchange contracts, interest rate swaps, cross currency swaps and commodity futures used to hedge currency risk, interest rate risk and commodity price risk.

The Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, for the fiscal year beginning April 1, 2001. The cumulative effect upon adoption was not significant. After the adoption of SFAS No. 133, as amended, the Company recognizes derivatives in the consolidated balance sheets at their fair value in "Other current assets," "Other assets," "Other current liabilities" or "Other liabilities." On the date the derivative contract is entered into, the Company designates the derivative as either a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment ("fair-value" hedge), a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability ("cash-flow" hedge), or a foreign-currency fair-value or cash-flow hedge ("foreign-currency" hedge). The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. The Company also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a fair-value hedge, along with the loss or gain on the hedged asset or liability or unrecognized firm commitment of the hedged item that is attributable to the hedged risk, are recorded in earnings. Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash-flow hedge are recorded in other comprehensive income (loss), until earnings are affected by the variability in cash flows of the designated hedged item. Changes in the fair value of derivatives that are highly effective as hedges and that are designated and qualify as foreign-currency hedges are recorded in either earnings or other comprehensive income (loss), depending on whether the hedge transaction is a fair-value hedge or a cash-flow hedge. The ineffective portion of the change in fair value of a derivative instrument that qualifies as either a fair-value hedge or a cash-flow hedge is reported in earnings.

(p) Impairment of Long-Lived Assets (See Note 8)

The Company adopted SFAS No. 144 for the fiscal year beginning April 1, 2002. The adoption of SFAS No. 144 did not affect the Company's consolidated financial statements. SFAS No. 144 provides a single accounting model for long-lived assets to be disposed of. SFAS No. 144 also changes the criteria for classifying an asset as held for sale, and broadens the scope of businesses to be disposed of that qualify for reporting as discontinued operations and changes the timing of recognizing losses on such operations.

In accordance with SFAS No. 144, long-lived assets, such as property, plant, and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset.

Prior to the adoption of SFAS No. 144, the Company accounted for long-lived assets in accordance with SFAS No. 121, "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of."

(q) Stock-Based Compensation (See Note 13)

The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its stock option plans described in Note 13.

As the option price at the date of grant exceeded the fair market value of common stock, no compensation costs have been recognized in connection with the plans. If the accounting provision of SFAS No. 123, "Accounting for Stock-Based Compensation," had been adopted, the impact on the Company's net income (loss) for the three years ended March 31, 2004 would not be material.

(r) Product Warranties (See Note 19)

A liability for the estimated product warranty related cost is established at the time revenue is recognized, and is included in "Other accrued expenses." Estimates for accrued warranty cost are primarily based on historical experience and current information on repair costs.

(s) Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

2. Basis of Translating Financial Statements

The consolidated financial statements are expressed in yen. However, solely for the convenience of the reader, the consolidated financial statements as of and for the year ended March 31, 2004 have been translated into United States dollars at the rate of ¥104=U.S.$1, the approximate exchange rate on the Tokyo Foreign Exchange Market on March 31, 2004. This translation should not be construed as a representation that all the amounts shown could be converted into U.S. dollars.

3. Acquisition

On October 1, 2002, Matsushita Electric Industrial Co., Ltd. (MEI) transformed Matsushita Communication Industrial Co., Ltd. (MCI), Kyushu Matsushita Electric Co., Ltd. (KME), Matsushita Seiko Co., Ltd. (MSC), Matsushita Kotobuki Electric Industries, Ltd. (MKEI) and Matsushita Graphic Communication Systems, Inc. (MGCS) into wholly owned subsidiaries, through share exchange transactions, in order to facilitate optimum groupwide allocation of management resources, as well as enhance management speed. Prior to these transactions, MEI owned 56.3%, 51.5%, 57.6%, 57.6% and 67.8% of common stock of MCI, KME, MSC, MKEI and MGCS, respectively. The share exchange ratios were one share of MCI, KME, MSC, MKEI and MGCS for 2.884, 0.576, 0.332, 0.833 and 0.538 shares of MEI, respectively. MEI provided 309,407,251 shares of newly issued common stock and 59,984,408 shares of its treasury stock to the minority shareholders.

These transactions were accounted for using the purchase method of accounting. The fair value of the acquired minority interests was determined based on the weighted-average quoted market price of ¥1,728 per share of MEI for a few days before and after January 10, 2002 when the terms of the share exchanges were agreed to and announced.

Effects of the transactions to the consolidated balance sheet at October 1, 2002 are as follows:

	Millions of yen
Acquisition costs:	
Fair value of shares provided to minority interests	¥638,308
Direct costs	424
Total acquisition costs	638,732
Book value of acquired minority interests	336,763
Excess costs over the book value of minority interests	¥301,969

	Millions of yen
Excess of costs allocated to:	
Current assets	¥ 1,216
Property, plant and equipment	38,343
Other assets:	
Goodwill	314,436
Intangible assets	610
Other assets	8,386
Noncurrent liabilities	(61,022)
	¥301,969

The amount of goodwill by reportable segment recognized through the above transactions is as follows. As discussed in Note 20, the Company has reclassified its segments effective April 1, 2003 and accordingly restated the figures of prior periods.

	Millions of yen (Restated)
AVC Networks	¥305,780
Home Appliances	7,562
Other	1,094
	¥314,436

The total amount of goodwill is not deductible for tax purposes.

Prior to these transactions, those five subsidiaries were consolidated subsidiaries, and the Company's consolidated statements of operations included the operating results of those subsidiaries for the full year. After the date of the transactions, minority interests relating to these subsidiaries were no longer recognized in the Company's consolidated financial statements.

The following unaudited pro forma information shows the results of the Company's consolidated operations for the years ended March 31, 2003 and 2002 as though the transactions had been completed at the beginning of each fiscal year presented.

	Unaudited	
	Millions of yen	
	2003	2002
Net loss	¥(18,995)	¥(465,479)

	Yen	
	2003	2002
Net loss per share:		
Basic	¥ (7.85)	¥ (190.38)
Diluted	(7.85)	(190.38)

4. Inventories

Inventories at March 31, 2004 and 2003 are summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	**2004**
Finished goods	**¥427,674**	¥426,834	**$4,112,250**
Work in process	**126,215**	129,180	**1,213,606**
Raw materials	**223,651**	227,248	**2,150,490**
	¥777,540	¥783,262	**$7,476,346**

5. Investments in and Advances to, and Transactions with Associated Companies

Certain financial information in respect of associated companies in aggregate at March 31, 2004 and 2003 and for the three years ended March 31, 2004 is shown below. The most significant of these associated companies is Matsushita Electric Works, Ltd. (MEW). At March 31, 2004, the Company has a 31.8% equity ownership in MEW.

	Millions of yen		Thousands of U.S. dollars
	2004	2003	**2004**
Current assets	**¥1,047,518**	¥ 887,752	**$10,072,288**
Other assets	**1,429,442**	1,489,617	**13,744,635**
	2,476,960	2,377,369	**23,816,923**
Current liabilities	**996,607**	907,947	**9,582,760**
Other liabilities	**706,644**	628,438	**6,794,653**
Net assets	**¥ 773,709**	¥ 840,984	**$ 7,439,510**
Company's equity in net assets	**¥ 276,966**	¥ 312,682	**$ 2,663,135**
Investments in and advances to associated companies	**372,732**	427,189	**3,583,962**

	Millions of yen			Thousands of U.S. dollars
	2004	2003	2002	**2004**
Net sales	**¥2,552,682**	¥1,969,387	¥1,629,396	**$24,545,019**
Gross profit	**577,451**	479,985	436,936	**5,552,413**
Net income (loss)	**(6,598)**	(57,088)	4,495	**(63,442)**

Trade receivables and payables include the following balances with associated companies at March 31, 2004 and 2003:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	**2004**
Due from	**¥15,071**	¥18,389	**$144,913**
Due to	**41,325**	32,104	**397,356**

Purchases and sales include the following transactions with associated companies for the three years ended March 31, 2004:

	Millions of yen			Thousands of U.S. dollars
	2004	2003	2002	**2004**
Purchases from	**¥366,943**	¥234,608	¥212,577	**$3,528,298**
Sales to	**179,270**	150,920	116,354	**1,723,750**

Dividends received from associated companies for the three years ended March 31, 2004 are as follows:

	Millions of yen			Thousands of U.S. dollars
	2004	2003	2002	**2004**
Dividends received	**¥5,525**	¥7,927	¥5,693	**$53,125**

Retained earnings include undistributed earnings of associated companies in the amount of ¥56,303 million ($541,375 thousand) and ¥91,355 million, as of March 31, 2004 and 2003, respectively.

During the year ended March 31, 2004, the Company incurred a write-down of ¥50,793 million ($488,394 thousand) for other-than-temporary impairment of investments in associated companies. The write-down is included in other deductions of costs and expenses in the consolidated statements of operations.

Investments in associated companies include equity securities which have quoted market values at March 31, 2004 and 2003 compared with related carrying amounts as follows:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	2004
Carrying amount	¥229,169	¥255,352	$2,203,548
Market value	261,476	165,918	2,514,192

6. Investments in Available-for-Sale Securities

The Company classifies its existing marketable equity securities other than investments in associated companies and all debt securities as available-for-sale.

The cost, fair value, gross unrealized holding gains, and gross unrealized holding losses of available-for-sale securities included in short-term investments and investments and advances at March 31, 2004 and 2003 are as follows:

	2004							
	Millions of yen				Thousands of U.S. dollars			
	Cost	Fair value	Gross unrealized holding gains	Gross unrealized holding losses	Cost	Fair value	Gross unrealized holding gains	Gross unrealized holding losses
Current:								
Convertible and straight bonds	¥ 1,000	¥ 1,001	¥ 1	¥ —	$ 9,615	$ 9,625	$ 10	$ —
Other debt securities	1,683	1,683	—	—	16,183	16,183	—	—
	¥ 2,683	¥ 2,684	¥ 1	¥ —	$ 25,798	$ 25,808	$ 10	$ —
Noncurrent:								
Equity securities	¥217,470	¥398,425	¥181,219	¥264	$2,091,058	$3,831,009	$1,742,490	$2,539
Convertible and straight bonds	8,254	8,229	4	29	79,365	79,125	39	279
Other debt securities	10,071	10,071	—	—	96,837	96,837	—	—
	¥235,795	¥416,725	¥181,223	¥293	$2,267,260	$4,006,971	$1,742,529	$2,818

	2003			
	Millions of yen			
	Cost	Fair value	Gross unrealized holding gains	Gross unrealized holding losses
Current:				
Convertible and straight bonds	¥ 4	¥ 4	¥ —	¥ —
Other debt securities	1,192	1,192	—	—
	¥ 1,196	¥ 1,196	¥ —	¥ —
Noncurrent:				
Equity securities	¥242,946	¥254,032	¥37,913	¥26,827
Japanese and foreign government bonds	21,138	20,372	1	767
Convertible and straight bonds	2,525	2,542	35	18
Investment trusts	605	557	—	48
Other debt securities	10,246	10,113	1	134
	¥277,460	¥287,616	¥37,950	¥27,794

Maturities of investments in available-for-sale securities at March 31, 2004 and 2003 are as follows:

	Millions of yen				Thousands of U.S. dollars	
	2004		2003		**2004**	
	Cost	Fair value	Cost	Fair value	Cost	Fair value
Due within one year	**¥ 2,683**	**¥ 2,684**	¥ 1,196	¥ 1,196	**$ 25,798**	**$ 25,808**
Due after one year through five years	**18,325**	**18,300**	34,514	33,584	**176,202**	**175,962**
Equity securities	**217,470**	**398,425**	242,946	254,032	**2,091,058**	**3,831,009**
	¥238,478	**¥419,409**	¥278,656	¥288,812	**$2,293,058**	**$4,032,779**

Proceeds from sale of available-for-sale securities for the years ended March 31, 2004, 2003 and 2002 were ¥40,611 million ($390,490 thousand), ¥94,864 million and ¥174,396 million, respectively. The gross realized gains for the years ended March 31, 2004, 2003 and 2002 were ¥12,391 million ($119,144 thousand), ¥4,839 million and ¥10,582 million, respectively. The gross realized losses on sale of available-for-sale securities for the years ended March 31, 2004, 2003 and 2002 were ¥1,064 million ($10,231 thousand), ¥4,746 million and ¥4,422 million, respectively. The cost of securities sold in computing gross realized gains and losses is determined by the average cost method.

During the years ended March 31, 2004, 2003 and 2002, the Company incurred a write-down of ¥1,699 million ($16,337 thousand), ¥52,611 million and ¥92,297 million, respectively, for other-than-temporary impairment of investment securities, mainly reflecting the aggravated condition of the Japanese stock market. The write-down is included in other deductions of costs and expenses in the consolidated statements of operations.

Gross unrealized holding losses on investment securities and the fair value of the related securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at March 31, 2004, are as follows:

	2004					
	Millions of yen					
	Less than 12 months		12 months or more		Total	
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Equity securities	¥ 13,334	¥ 264	¥ —	¥ —	¥ 13,334	¥ 264
Convertible and straight bonds	971	29	—	—	971	29
	¥ 14,305	¥ 293	¥ —	¥ —	¥ 14,305	¥ 293

	Thousands of U.S. dollars					
	Less than 12 months		12 months or more		Total	
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Equity securities	$128,211	$2,539	$ —	$ —	$128,211	$2,539
Convertible and straight bonds	9,337	279	—	—	9,337	279
	$137,548	$2,818	$ —	$ —	$137,548	$2,818

Because the gross unrealized loss position has been continuing for a relatively short period of time, these investments are not considered other-than-temporarily impaired. The Company has not held unrealized losses for twelve months or more length at March 31, 2004.

7. Leases

The Company and its subsidiaries have capital and operating leases for certain machinery and equipment. At March 31, 2004 and 2003, the gross amount of machinery and equipment was ¥19,726 million ($189,673 thousand) and ¥15,753 million, and the related accumulated depreciation recorded under capital leases was ¥10,148 million ($97,577 thousand) and ¥8,239 million, respectively.

During the years ended March 31, 2004, 2003 and 2002, the Company and its subsidiary sold and leased back certain machinery and equipment for ¥44,636 million ($429,192 thousand), ¥21,083 million and ¥108,024 million, respectively. The lease base term is 4 to 5 years. The resulting leases are being accounted for as operating leases. The resulting gains of these transactions, included in other income, were not significant. The Company has options to purchase the leased assets, or to terminate the leases and guarantee a specified value of the leased assets thereof, subject to certain conditions, during or at the end of the lease term.

Rental expenses for operating leases, including the above-mentioned sale-leaseback transactions were ¥29,049 million ($279,317 thousand), ¥25,323 million and ¥6,811 million for the years ended March 31, 2004, 2003 and 2002, respectively.

Future minimum lease payments under non-cancelable capital leases and operating leases at March 31, 2004 are as follows:

Year ending March 31	Millions of yen: Capital leases	Millions of yen: Operating leases	Thousands of U.S. dollars: Capital leases	Thousands of U.S. dollars: Operating leases
2005	¥ 4,928	¥ 33,035	$ 47,385	$ 317,644
2006	3,894	36,519	37,442	351,144
2007	1,227	33,888	11,798	325,846
2008	231	12,667	2,221	121,798
2009	132	5,162	1,269	49,635
Thereafter	164	1	1,577	10
Total minimum lease payments	10,576	¥121,272	101,692	$1,166,077
Less amount representing interest	489		4,702	
Present value of net minimum lease payments	10,087		96,990	
Less current portion	4,498		43,250	
Long-term capital lease obligations	¥ 5,589		$ 53,740	

A subsidiary of the Company leases machinery and equipment. Leases of such assets are principally accounted for as direct financing leases. Investments in non-cancelable financing leases at March 31, 2004 and 2003 are as follows:

	Millions of yen: 2004	Millions of yen: 2003	Thousands of U.S. dollars: 2004
Total minimum lease payments to be received	¥375,948	¥421,913	$3,614,885
Less amounts representing estimated executory cost	15,405	17,908	148,125
Less unearned income	18,720	37,106	180,000
	341,823	366,899	3,286,760
Less allowance for doubtful receivables	4,733	4,536	45,510
Net investment in financing leases	337,090	362,363	3,241,250
Less current portion	118,358	124,795	1,138,058
Long-term investment in financing leases	¥218,732	¥237,568	$2,103,192

The aggregate annual maturities of the investments in non-cancelable financing leases after March 31, 2004 are as follows:

Year ending March 31	Millions of yen	Thousands of U.S. dollars
2005	¥133,756	$1,286,115
2006	98,946	951,404
2007	69,909	672,202
2008	43,363	416,952
2009	20,416	196,308
Thereafter	9,558	91,904
Total minimum lease payments to be received	¥375,948	$3,614,885

8. Long-Lived Assets

The Company periodically reviews the recorded value of its long-lived assets to determine if the future cash flows to be derived from these properties will be sufficient to recover the remaining recorded asset values. As discussed in Note 1 (p), the Company accounts for impairment of long-lived assets in accordance with SFAS No. 144 and SFAS No. 121 (prior to the adoption of SFAS No. 144).

The Company recognized impairment losses of ¥10,623 million ($102,144 thousand) of property, plant and equipment during fiscal 2004. One of the impairment losses is related to write-down of certain land and buildings at a domestic sales subsidiary to the fair value. Those assets are currently unused and the Company estimated the carrying amounts would not be recovered by the future cash flows. The fair value was determined by estimating the market value. The remaining impairment loss is mainly related to write-down of machinery and equipment to manufacture certain electric components at a foreign subsidiary. As the prices of these products significantly decreased due to highly competitive market, the Company projected that the future business of those products would result in operating losses. The fair value was determined by estimating the market value.

Due to the sale of certain assets and liabilities that consisted of a portion of the entertainment media disc manufacturing business at Panasonic Disc Services Corporation, the Company estimated that the carrying value of the remaining assets is impaired. As a result, the Company recognized an impairment loss of ¥2,375 million during fiscal 2003 related to write-down of the carrying value of machinery and equipment to manufacture entertainment media discs to their estimated fair values.

The Company recognized an impairment loss of ¥24,420 million during fiscal 2002 related to the write-down of machinery and equipment to manufacture display devices and other components. As the prices of these products significantly decreased due to highly competitive market conditions, the Company projected that the future business of those products would result in operating losses.

Impairment losses recorded in fiscal 2004, 2003 and 2002 are included in other deductions of costs and expenses in the consolidated statements of operations.

9. Goodwill and Other Intangible Assets

The changes in the carrying amount of goodwill by business segment for the years ended March 31, 2004 and 2003 are as follows. As discussed in Note 20, the Company has reclassified its segments effective April 1, 2003 and accordingly restated the figures of prior periods.

	Millions of yen					
	AVC Networks	Home Appliances	Components and Devices	JVC	Other	Total
Balance at March 31, 2002 (Restated)	¥ 3,197	¥ 12,880	¥ 70,506	¥ 2,943	¥ 6,312	¥ 95,838
Goodwill acquired during the year (Restated)	307,731	8,828	1,313	—	1,094	318,966
Goodwill transferred to investments in associated companies (Restated)	—	—	(4,177)	—	—	(4,177)
Balance at March 31, 2003 (Restated)	310,928	21,708	67,642	2,943	7,406	410,627
Goodwill acquired during the year	1,072	82	2,889	—	4,237	8,280
Balance at March 31, 2004	¥ 312,000	¥ 21,790	¥ 70,531	¥ 2,943	¥ 11,643	¥ 418,907

	Thousands of U.S. dollars					
	AVC Networks	Home Appliances	Components and Devices	JVC	Other	Total
Balance at March 31, 2003 (Restated)	$2,989,692	$208,731	$650,404	$28,298	$ 71,212	$3,948,337
Goodwill acquired during the year	10,308	788	27,779	—	40,740	79,615
Balance at March 31, 2004	$3,000,000	$209,519	$678,183	$28,298	$111,952	$4,027,952

The following table reconciles previously reported net loss and basic and diluted net loss per share as provisions of SFAS No. 142 were in effect for the year ended March 31, 2002.

	Millions of yen
	2002
Reported net loss	¥(427,779)
Add back: goodwill amortization	7,190
Adjusted net loss	¥(420,589)

	Yen
	2002
Basic net loss per share:	
Reported net loss per share	¥ (206.09)
Add back: goodwill amortization	3.46
Adjusted basic net loss per share	¥ (202.63)
Diluted net loss per share:	
Reported diluted net loss per share	¥ (206.09)
Add back: goodwill amortization	3.46
Adjusted diluted net loss per share	¥ (202.63)

Acquired intangible assets, excluding goodwill, at March 31, 2004 and 2003 are as follows:

	Millions of yen					Thousands of U.S. dollars	
	2004		2003			2004	
	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization	Average amortization period	Gross carrying amount	Accumulated amortization
Amortizing intangible assets:							
Patents	¥ 34,449	¥24,769	¥ 31,827	¥22,757	8 years	$ 331,241	$238,163
Software	112,470	61,099	97,243	40,233	3 years	1,081,442	587,491
Other	11,838	6,461	9,822	6,402	15 years	113,827	62,125
	¥158,757	¥92,329	¥138,892	¥69,392		$1,526,510	$887,779

	Millions of yen		Thousands of U.S. dollars
	2004	2003	2004
Non-amortizing intangible assets:			
Leasehold	¥4,464	¥1,407	$42,923
Other	2,207	3,903	21,221
	¥6,671	¥5,310	$64,144

Aggregate amortization expense for amortizing intangible assets for the years ended March 31, 2004 and 2003 was ¥23,789 million ($228,741 thousand) and ¥17,499 million, respectively. Estimated amortization expense for the next five years is as follows:

Year ending March 31	Millions of yen	Thousands of U.S. dollars
2005	¥20,339	$195,567
2006	16,217	155,933
2007	9,655	92,837
2008	2,161	20,779
2009	1,353	13,010

The Company recognized an impairment loss of ¥1,043 million ($10,029 thousand) during fiscal 2004 related to write-down of non-amortizing intangible assets to the fair value, in connection with the decline of the market value. The impairment loss is included in other deductions of costs and expenses in the consolidated statements of operations.

10. Long-Term Debt and Short-Term Borrowings

Long-term debt at March 31, 2004 and 2003 is set forth below:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	2004
Convertible bonds, due 2004, interest 1.4%	¥ —	¥ 97,742	$ —
Convertible bonds issued by a subsidiary, due 2005, interest 0.55%–1.5%	27,496	28,483	264,385
Straight bonds, due 2005, interest 0.42%	100,086	100,120	962,365
Straight bonds, due 2007, interest 0.87%	100,049	100,152	962,010
Straight bonds, due 2011, interest 1.64%	100,000	100,000	961,538
Straight bonds issued by subsidiaries, due 2003–2007, interest 1.5%–2.15%	46,364	52,206	445,808
Unsecured yen loans from banks and insurance companies, principally by financial subsidiaries, due 2003–2008, effective interest 0.5% in 2004 and 2003	293,732	322,630	2,824,346
Capital lease obligations	10,087	8,473	96,990
	677,814	809,806	6,517,442
Less current portion	217,175	221,604	2,088,221
	¥460,639	¥588,202	$4,429,221

The aggregate annual maturities of long-term debt after March 31, 2004 are as follows:

Year ending March 31	Millions of yen	Thousands of U.S. dollars
2005	¥217,175	$2,088,221
2006	122,673	1,179,548
2007	181,261	1,742,894
2008	40,845	392,740
2009	15,214	146,288

As is customary in Japan, short-term and long-term bank loans are made under general agreements which provide that security and guarantees for future and present indebtedness will be given upon request of the bank, and that the bank shall have the right, as the obligations become due, or in the event of their default, to offset cash deposits against such obligations due to the bank.

Each of the loan agreements grants the lender the right to request additional security or mortgages on property, plant and equipment. At March 31, 2004 and 2003, short-term loans subject to such general agreements amounted to ¥1,245 million ($11,971 thousand) and ¥27,062 million, respectively. The balance of short-term loans also includes borrowings under acceptances and short-term loans of foreign subsidiaries. The weighted-average interest rate on short-term borrowings outstanding at March 31, 2004 and 2003 was 4.6% and 4.8%, respectively.

Acceptances payable by foreign subsidiaries, in the amount of ¥549 million ($5,279 thousand) and ¥54 million at March 31, 2004 and 2003, respectively, are secured by a portion of the cash, accounts receivable and inventories of such subsidiaries. The amount of assets pledged is not calculable.

The convertible bonds maturing in 2005 issued by a subsidiary are redeemable at the option of the subsidiary at prices ranging from 101% of principal to 100% of principal near maturity.

11. Retirement and Severance Benefits

The Company and certain subsidiaries have contributory, funded benefit pension plans covering substantially all employees who meet eligibility requirements. Benefits under the plans are primarily based on the combination of years of service and compensation.

Effective April 1, 2002, the Company and certain of its subsidiaries amended their benefit pension plans by introducing a "point-based benefits system," under which benefits are calculated based on accumulated points allocated to employees each year according to their job classification and years of service.

The contributory, funded benefit pension plans include those under Employees Pension Funds (EPF) as is stipulated by the Welfare Pension Insurance Law (the "Law"). The pension plans under the EPF are composed of the substitutional portion of Japanese Welfare Pension Insurance that the Company and certain of its subsidiaries operate on behalf of the Japanese Government, and the corporate portion which is the contributory defined benefit pension plan covering substantially all of their employees and provides benefits in addition to the substitutional portion.

In addition to the plans described above, upon retirement or termination of employment for reasons other than dismissal, employees are entitled to lump-sum payments based on the current rate of pay and length of service. If the termination is involuntary or caused by death, the severance payment is greater than in the case of voluntary termination. The lump-sum payment plans are not funded.

Effective April 1, 2002, the Company and certain of its subsidiaries amended their lump-sum payment plans to cash balance pension plans. Under the cash balance pension plans, each participant has an account which is credited yearly based on the current rate of pay and market-related interest rate.

Effective October 1, 2003, the Company and certain of its subsidiaries amended a part of their contributory, funded benefit pension plans.

Following the enactment of changes to the Law, the Company and certain of its subsidiaries obtained Government's approval for exemption from the benefit obligation related to future employee services under the substitutional portion in fiscal 2003. After obtaining the approval, some of these companies obtained another approval for separation of the remaining benefit obligation of substitutional portion which is related to past employee services and returned the remaining benefit obligation along with the plan assets calculated pursuant to the Government formula by March 31, 2004. In accordance with EITF 03-2, "Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities," the Company recognized a gain of ¥72,228 million ($694,500 thousand) under the caption of "Gain from the transfer of the substitutional portion of Japanese Welfare Pension Insurance" for the year ended March 31, 2004. This consists of ¥287,145 million ($2,761,010 thousand) of a subsidy from the Government calculated as the difference between accumulated benefit obligation settled and the amount transferred to the Government, ¥69,756 million ($670,730 thousand) of derecognition of previously accrued salary progression and ¥284,673 million ($2,737,240 thousand) of recognition of related unrecognized actuarial loss, at the time when the past benefit obligation was transferred.

The measurement date used to determine the pension measures for pension plans is December 31.

Net periodic benefit cost for the contributory, funded benefit pension plans, the unfunded lump-sum payment plans, and the cash balance pension plans of the Company for the three years ended March 31, 2004 consisted of the following components:

	Millions of yen			Thousands of U.S. dollars
	2004	2003	2002	**2004**
Service cost—benefits earned during the year	**¥ 69,614**	¥ 73,536	¥ 86,465	**$ 669,365**
Interest cost on projected benefit obligation	**73,665**	78,909	84,846	**708,317**
Expected return on plan assets	**(35,741)**	(46,496)	(51,458)	**(343,663)**
Amortization of net transition obligation	**—**	3,298	9,974	**—**
Amortization of prior service benefit	**(9,879)**	(6,442)	(3,965)	**(94,990)**
Recognized actuarial loss	**63,746**	45,347	17,215	**612,942**
Net periodic benefit cost	**¥161,405**	¥148,152	¥143,077	**$1,551,971**

Reconciliation of beginning and ending balances of the benefit obligations of the contributory, funded benefit pension plans, the unfunded lump-sum payment plans, and the cash balance pension plans, and the fair value of the plan assets at March 31, 2004 and 2003 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	**2004**
Change in benefit obligations:			
Benefit obligations at beginning of year	**¥2,787,688**	¥2,481,297	**$26,804,692**
Service cost	**69,614**	73,536	**669,365**
Interest cost	**73,665**	78,909	**708,317**
Plan participants' contributions	**—**	3,442	**—**
Prior service benefit	**(174,600)**	(6,570)	**(1,678,846)**
Actuarial (gain) loss	**(34,189)**	213,564	**(328,740)**
Benefits paid	**(69,626)**	(53,261)	**(669,480)**
Transfer of the substitutional portion	**(747,917)**	—	**(7,191,510)**
Foreign currency exchange impact	**(3,978)**	(3,229)	**(38,250)**
Benefit obligations at end of year	**1,900,657**	2,787,688	**18,275,548**
Change in plan assets:			
Fair value of plan assets at beginning of year	**1,256,922**	1,310,040	**12,085,788**
Actual return on plan assets	**117,406**	(163,296)	**1,128,904**
Employer contributions	**148,927**	137,273	**1,431,990**
Plan participants' contributions	**—**	3,442	**—**
Benefits paid	**(57,403)**	(28,089)	**(551,952)**
Transfer of the substitutional portion	**(391,016)**	—	**(3,759,769)**
Foreign currency exchange impact	**(2,215)**	(2,448)	**(21,298)**
Fair value of plan assets at end of year	**1,072,621**	1,256,922	**10,313,663**
Funded status	**(828,036)**	(1,530,766)	**(7,961,885)**
Unrecognized prior service benefit	**(261,857)**	(97,136)	**(2,517,856)**
Unrecognized actuarial loss	**599,252**	1,103,917	**5,762,039**
Net amount recognized	**¥ (490,641)**	¥ (523,985)	**$(4,717,702)**
Amounts recognized in the consolidated balance sheets consist of:			
Retirement and severance benefits	**¥ (801,199)**	¥(1,375,143)	**$(7,703,837)**
Accumulated other comprehensive income (loss), gross of tax	**310,558**	851,158	**2,986,135**
Net amount recognized	**¥ (490,641)**	¥ (523,985)	**$(4,717,702)**

The accumulated benefit obligation for the pension plans was ¥1,834,134 million ($17,635,904 thousand) and ¥2,603,143 million at March 31, 2004 and 2003, respectively.

Weighted-average assumptions used to determine benefit obligations at March 31, 2004 and 2003 are as follows:

	2004	2003
Discount rate	**2.7%**	2.7%
Rate of compensation increase	**1.8%**	2.0%

Weighted-average assumptions used to determine net cost for the three years ended March 31, 2004 are as follows:

	2004	2003	2002
Discount rate	**2.7%**	3.2%	4.0%
Expected return on plan assets	**2.7%**	3.5%	4.0%
Rate of compensation increase	**2.0%**	2.6%	2.6%

The expected return on plan assets is based on the portfolio as a whole and not on the sum of the returns on individual asset categories.

During the year ended March 31, 2004, the balance of "retirement and severance benefits" decreased, as a result of the derecognition of an additional minimum pension liability, due to the transfer of the substitutional portion of Japanese Welfare Pension Insurance, a plan amendment of the Company and certain of its domestic subsidiaries and an improved return on plan assets.

The weighted-average asset allocation of the Company's pension plans at March 31, 2004 and 2003 are as follows:

	2004	2003
Asset category:		
Equity securities	39%	45%
Debt securities	31	31
Life insurance company general accounts	13	13
Other	17	11
Total	100%	100%

Each plan of the Company has a different investment policy, which is designed to ensure sufficient plan assets available to provide future payments of pension benefits to the eligible plan participants and is individually monitored for compliance and appropriateness on an on-going basis. Considering the expected long-term rate of return on plan assets, each plan of the Company establishes a "basic" portfolio comprised of the optimal combination of equity securities and debt securities. Plan assets are invested in individual equity and debt securities using the guidelines of the "basic" portfolio in order to generate a total return that will satisfy the expected return on a mid-term to long-term basis. The Company evaluates the difference between expected return and actual return of invested plan assets on an annual basis to determine if such differences necessitate a revision in the formulation of the "basic" portfolio. The Company revises the "basic" portfolio when and to the extent considered necessary to achieve the expected long-term rate of return on plan assets.

The Company expects to contribute ¥142,174 million ($1,367,058 thousand) to its domestic defined benefit plans in the year ending March 31, 2005.

12. Income Taxes

Income (loss) before income taxes and income taxes for the three years ended March 31, 2004 are summarized as follows:

	Millions of yen		
	Domestic	Foreign	Total
For the year ended March 31, 2004			
Income before income taxes	¥ 40,353	¥130,469	¥170,822
Income taxes:			
Current	43,723	33,652	77,375
Deferred	25,702	(4,542)	21,160
Total income taxes	¥ 69,425	¥ 29,110	¥ 98,535
For the year ended March 31, 2003			
Income (loss) before income taxes	¥ (46,634)	¥115,550	¥ 68,916
Income taxes:			
Current	27,224	24,480	51,704
Deferred	18,162	1,410	19,572
Total income taxes	¥ 45,386	¥ 25,890	¥ 71,276

	Millions of yen		
	Domestic	Foreign	Total
For the year ended March 31, 2002			
Loss before income taxes	¥(537,387)	¥ (392)	¥ (537,779)
Income taxes:			
Current	12,450	21,452	33,902
Deferred	(77,619)	(9,558)	(87,177)
Total income taxes	¥ (65,169)	¥ 11,894	¥ (53,275)

	Thousands of U.S. dollars		
	Domestic	Foreign	Total
For the year ended March 31, 2004			
Income before income taxes	$ 388,010	$1,254,509	$1,642,519
Income taxes:			
Current	420,413	323,577	743,990
Deferred	247,135	(43,673)	203,462
Total income taxes	$ 667,548	$ 279,904	$ 947,452

For the years ended March 31, 2004 and 2003, domestic income taxes—deferred include the impact of ¥8,614 million ($82,827 thousand) and ¥22,317 million, respectively, attributable to adjustments of net deferred tax assets to reflect the reduction in the statutory income tax rate due to revisions to local enterprise income tax law on introduction of a new pro forma standard taxation system.

The Company and its subsidiaries in Japan are subject to a National tax of 30%, an Inhabitant tax of approximately 20.5%, and a deductible Enterprise tax of approximately 9.9% varying by local jurisdiction, which, in aggregate, resulted in a combined statutory tax rate in Japan of approximately 41.9% for the years ended March 31, 2004, 2003 and 2002.

The effective tax rates for the years differ from the combined statutory tax rates for the following reasons:

	2004	2003	2002
Combined statutory tax rate	41.9%	41.9%	(41.9)%
Tax credit related to research expenses	(1.3)	(2.3)	(0.2)
Lower tax rates of overseas subsidiaries	(10.6)	(18.7)	(0.8)
Expenses not deductible for tax purposes	3.0	4.9	1.8
Change in valuation allowance allocated to income tax expenses	14.8	46.5	25.8
Adjustments of deferred tax assets and liabilities for enacted changes in tax laws and rates	5.0	32.4	—
Other	4.9	(1.3)	5.4
Effective tax rate	57.7%	103.4%	(9.9)%

The significant components of deferred income tax expenses for the three years ended March 31, 2004 are as follows:

	Millions of yen			Thousands of U.S. dollars
	2004	2003	2002	2004
Deferred tax expense (exclusive of the effects of other components listed below)	¥20,376	¥27,608	¥(31,402)	$195,923
Adjustment to deferred tax assets and liabilities for enacted changes in tax laws and regulations	8,614	22,317	—	82,827
Benefits of net operating loss carryforwards	(7,830)	(30,353)	(55,775)	(75,288)
	¥21,160	¥19,572	¥(87,177)	$203,462

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at March 31, 2004 and 2003 are presented below:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	2004
Deferred tax assets:			
Inventory valuation	¥ 77,476	¥ 81,552	$ 744,962
Expenses accrued for financial statement purposes but not currently included in taxable income	223,884	201,835	2,152,731
Property, plant and equipment	154,415	160,076	1,484,760
Retirement and severance benefits	236,071	410,816	2,269,913
Tax loss carryforwards	181,214	254,189	1,742,442
Other	166,878	139,861	1,604,596
Total gross deferred tax assets	1,039,938	1,248,329	9,999,404
Less valuation allowance	246,026	241,209	2,365,635
Net deferred tax assets	793,912	1,007,120	7,633,769
Deferred tax liabilities:			
Net unrealized holding gains of available-for-sale securities	(71,185)	(3,175)	(684,471)
Other	(43,341)	(35,888)	(416,740)
Total gross deferred tax liabilities	(114,526)	(39,063)	(1,101,211)
Net deferred tax assets	¥ 679,386	¥ 968,057	$6,532,558

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowances at March 31, 2004.

The net change in total valuation allowance for the years ended March 31, 2004 and 2003 was an increase of ¥4,817 million ($46,317 thousand) and ¥15,259 million, respectively.

At March 31, 2004, the Company and certain of its subsidiaries had, for income tax purposes, net operating loss carryforwards of approximately ¥483,924 million ($4,653,115 thousand), the substantial majority of which expire in fiscal 2009 and thereafter.

Net deferred tax assets and liabilities at March 31, 2004 and 2003 are reflected in the accompanying consolidated balance sheets under the following captions:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	2004
Other current assets	¥320,098	¥293,653	$3,077,865
Other assets	388,295	688,384	3,733,606
Other current liabilities	(2,310)	(4,518)	(22,211)
Other liabilities	(26,697)	(9,462)	(256,702)
Net deferred tax assets	¥679,386	¥968,057	$6,532,558

The Company has not recognized a deferred tax liability for the undistributed earnings of its foreign subsidiaries and foreign corporate joint ventures of ¥649,059 million ($6,240,952 thousand) as of March 31, 2004, because the Company currently does not expect those unremitted earnings to reverse and become taxable to the Company in the foreseeable future. A deferred tax liability will be recognized when the Company no longer plans to permanently reinvest undistributed earnings. Calculation of related unrecognized deferred tax liability is not practicable.

13. Stockholders' Equity

In accordance with the Japanese Commercial Code, at least 50% of the amount of converted debt must be credited to the common stock account. The Company issued 2,468 shares, 1,234 shares and 58,941,866 shares in connection with the conversion of bonds for the years ended March 31, 2004, 2003 and 2002, respectively.

The Company also provided 10,444,421 shares of its treasury stock in connection with the conversion of bonds for the year ended March 31, 2004. The difference of carrying values of the bonds converted and treasury stocks provided was charged to capital surplus.

On April 1, 2003, the Company issued 5,127,941 shares under share exchange transactions to transform two subsidiaries into wholly owned subsidiaries. On October 1, 2002, the Company issued 309,407,251 shares for the share exchange transactions described in Note 3.

The Company may repurchase its common stock from the market pursuant to a revision in the Japanese Commercial Code. For the years ended March 31, 2004 and 2003, respectively, 56,483,929 and 93,797,377 shares were repurchased for the aggregate cost of approximately ¥69,394 million ($667,250 thousand) and ¥115,770 million, respectively, primarily with the intention to hold as treasury stock to improve capital efficiency. For the year ended March 31, 2002, 54,000,000 shares were repurchased for the aggregate cost of approximately ¥90,598 million, primarily with the intention to hold as treasury stock to improve capital efficiency, and to use for the share exchange transactions described in Note 3.

As discussed in Note 3, MEI transformed MCI, KME, MSC, MKEI and MGCS into wholly owned subsidiaries through share exchange transactions on October 1, 2002. MEI provided 309,407,251 shares of newly issued common stock and 59,984,408 shares of its treasury stock to the minority shareholders.

The Japanese Commercial Code provides that an amount equal to at least 10% of appropriations paid in cash be appropriated as a legal reserve until the aggregated amount of capital surplus and legal reserve equals 25% of stated capital. The capital surplus and legal reserve, up to 25% of stated capital, are not available for dividends but may be used to reduce a deficit or may be transferred to stated capital. The capital surplus and legal reserve, exceeding 25% of stated capital, are available for distribution upon approval of the shareholders' meeting.

Cash dividends and transfers to the legal reserve charged to retained earnings during the three years ended March 31, 2004 represent dividends paid out during the periods and related appropriation to the legal reserve. The accompanying consolidated financial statements do not include any provision for the year-end dividend of ¥7.75 ($0.07) per share, totaling approximately ¥17,968 million ($172,769 thousand), planned to be proposed in June 2004 in respect of the year ended March 31, 2004 or for the related appropriation.

In accordance with the Japanese Commercial Code, there are certain restrictions on payment of dividends in connection with the treasury stock repurchased. As a result of restrictions on the treasury stock repurchased, retained earnings of approximately ¥163,817 million ($1,575,164 thousand) at March 31, 2004 were restricted as to the payment of cash dividends.

The Company's directors and certain senior executives were granted options to purchase the Company's common stock. All stock options have a four-year term and become fully exercisable two years from the date of grant. Information with respect to stock options is as follows:

	Number of shares	Weighted-average exercise price	
		Yen	U.S. dollars
Balance at March 31, 2001	295,000	¥2,557	
Granted	128,000	2,163	
Forfeited	(28,000)	2,490	
Balance at March 31, 2002	395,000	2,434	
Granted	116,000	1,734	
Forfeited	(40,000)	2,398	
Balance at March 31, 2003	**471,000**	**2,265**	**$21.78**
Forfeited	**(57,000)**	**2,574**	**24.75**
Balance at March 31, 2004, weighted-average remaining life—2.76 years	**414,000**	**¥2,223**	**$21.38**

Treasury stock reserved for options at March 31, 2004 and 2003 was 298,000 shares and 355,000 shares, respectively.

14. Other Comprehensive Income (Loss)

Components of other comprehensive income (loss) for the three years ended March 31, 2004 are as follows:

	Millions of yen		
	Pre-tax amount	Tax expense	Net-of-tax amount
For the year ended March 31, 2004			
Translation adjustments	¥(121,163)	¥ —	¥(121,163)
Unrealized holding gains of available-for-sale securities:			
Unrealized holding gains (losses) arising during the period	179,822	(67,626)	112,196
Less: Reclassification adjustment for gains included in net income	(9,628)	3,618	(6,010)
Net unrealized gains (losses)	170,194	(64,008)	106,186
Unrealized holding gains of derivative instruments:			
Unrealized holding gains (losses) arising during the period	13,410	(5,462)	7,948
Less: Reclassification adjustment for gains included in net income	(314)	132	(182)
Net unrealized gains (losses)	13,096	(5,330)	7,766
Minimum pension liability adjustments	502,543	(189,192)	313,351
Other comprehensive income (loss)	¥ 564,670	¥(258,530)	¥ 306,140
For the year ended March 31, 2003			
Translation adjustments	¥ (106,003)	¥ —	¥ (106,003)
Unrealized holding gains of available-for-sale securities:			
Unrealized holding gains (losses) arising during the period	(166,295)	63,963	(102,332)
Less: Reclassification adjustment for losses included in net loss	52,518	(19,080)	33,438
Net unrealized gains (losses)	(113,777)	44,883	(68,894)
Unrealized holding gains of derivative instruments:			
Unrealized holding gains (losses) arising during the period	(7,315)	3,077	(4,238)
Less: Reclassification adjustment for losses included in net loss	5,198	(2,178)	3,020
Net unrealized gains (losses)	(2,117)	899	(1,218)
Minimum pension liability adjustments	(605,507)	230,523	(374,984)
Other comprehensive income (loss)	¥ (827,404)	¥ 276,305	¥ (551,099)
For the year ended March 31, 2002			
Translation adjustments	¥ 102,832	¥ —	¥ 102,832
Unrealized holding gains of available-for-sale securities:			
Unrealized holding gains (losses) arising during the period	(133,095)	53,314	(79,781)
Less: Reclassification adjustment for losses included in net loss	85,337	(33,608)	51,729
Net unrealized gains (losses)	(47,758)	19,706	(28,052)
Unrealized holding gains of derivative instruments:			
Unrealized holding gains (losses) arising during the period	(28,241)	11,821	(16,420)
Less: Reclassification adjustment for losses included in net loss	28,482	(11,934)	16,548
Net unrealized gains (losses)	241	(113)	128
Minimum pension liability adjustments	(199,175)	48,813	(150,362)
Other comprehensive income (loss)	¥ (143,860)	¥ 68,406	¥ (75,454)

	Thousands of U.S. dollars		
	Pre-tax amount	Tax expense	Net-of-tax amount
For the year ended March 31, 2004			
Translation adjustments	$(1,165,029)	$ —	$(1,165,029)
Unrealized holding gains of available-for-sale securities:			
Unrealized holding gains (losses) arising during the period	1,729,058	(650,250)	1,078,808
Less: Reclassification adjustment for gains included in net income	(92,577)	34,788	(57,789)
Net unrealized gains (losses)	1,636,481	(615,462)	1,021,019
Unrealized holding gains of derivative instruments:			
Unrealized holding gains (losses) arising during the period	128,942	(52,519)	76,423
Less: Reclassification adjustment for gains included in net income	(3,019)	1,269	(1,750)
Net unrealized gains (losses)	125,923	(51,250)	74,673
Minimum pension liability adjustments	4,832,144	(1,819,153)	3,012,991
Other comprehensive income (loss)	$ 5,429,519	$(2,485,865)	$ 2,943,654

15. Net Income (Loss) per Share

A reconciliation of the numerators and denominators of the basic and diluted net income (loss) per share computation for the three years ended March 31, 2004 is as follows:

	Millions of yen			Thousands of U.S. dollars
	2004	2003	2002	2004
Net income (loss) available to common stockholders	¥42,145	¥(19,453)	¥(427,779)	$405,240
Effect of assumed conversions:				
Convertible bonds, due 2004, interest 1.4%	727	—	—	6,991
Diluted net income (loss)	¥42,872	¥(19,453)	¥(427,779)	$412,231

	Number of shares		
Average common shares outstanding	2,321,835,314	2,234,968,907	2,075,667,943
Dilutive effect of assumed conversions:			
Convertible bonds, due 2004, interest 1.4%	59,460,443	—	—
Diluted common shares outstanding	2,381,295,757	2,234,968,907	2,075,667,943

	Yen			U.S. dollars
Net income (loss) per share:				
Basic	¥18.15	¥(8.70)	¥(206.09)	$0.17
Diluted	18.00	(8.70)	(206.09)	0.17

The effect of potentially dilutive securities was not included in the calculation of diluted net loss per share for the years ended March 31, 2003 and 2002 as their effect would be antidilutive due to the net loss incurred for the respective year.

16. Supplementary Information to the Statements of Operations and Cash Flows

Research and development costs, advertising costs, shipping and handling costs and depreciation charged to operations for the three years ended March 31, 2004 are as follows:

	Millions of yen			Thousands of U.S. dollars
	2004	2003	2002	2004
Research and development costs	**¥579,230**	¥551,019	¥566,567	**$5,569,519**
Advertising costs	**146,046**	130,426	116,867	**1,404,288**
Shipping and handling costs	**141,570**	140,498	137,681	**1,361,250**
Depreciation	**253,762**	283,434	341,549	**2,440,019**

Included in other deductions of costs and expenses for the years ended March 31, 2004 and 2003 is a loss of ¥45,056 million ($433,231 thousand) and ¥12,476 million, respectively, associated with the implementation of the early retirement programs in some domestic companies, and for the year ended March 31, 2002 is a loss of ¥164,056 million associated with the implementation of the early retirement programs and the regional-based employee remuneration system in some domestic companies.

Included in other deductions of costs and expenses for the years ended March 31, 2004 and 2002 is a loss of ¥19,572 million ($188,192 thousand) and ¥61,622 million, respectively, associated with the closure or integration of several manufacturing facilities or locations. Of ¥61,622 million, a total of ¥6,660 million was accrued at March 31, 2002 and paid during fiscal 2003.

Included in other income of revenues for the year ended March 31, 2003 is a gain of ¥10,805 million from the sale of Panasonic Disc Services Corporation.

Foreign exchange gains and losses included in other deductions of costs and expenses for the years ended March 31, 2004, 2003 and 2002 is a loss of ¥13,588 million ($130,654 thousand), ¥7,962 million and ¥13,209 million, respectively.

Shipping and handling costs are included in selling, general and administrative expenses in the consolidated statements of operations.

In fiscal 2004, the Company sold, without recourse, trade accounts receivable of ¥4,661 million ($44,817 thousand) to independent third parties for proceeds of ¥4,657 million ($44,779 thousand), and recorded losses on the sale of trade accounts receivable of ¥4 million ($38 thousand), which is included in selling, general and administrative expenses. The Company is responsible for servicing the receivables. The sale of the receivables was accounted for under SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities."

Interest expenses and income taxes paid, and noncash investing and financing activities for the three years ended March 31, 2004 are as follows:

	Millions of yen			Thousands of U.S. dollars
	2004	2003	2002	2004
Cash paid:				
Interest	**¥30,505**	¥ 32,587	¥53,055	**$293,317**
Income taxes	**65,121**	46,744	65,407	**626,163**
Noncash investing and financing activities:				
Conversion of bonds	**16,924**	2	95,486	**162,730**
Capital transactions by consolidated and associated companies	**—**	650	2,830	**—**
Stock provided under exchange offering	**6,579**	638,308	—	**63,260**
Contribution of assets and liabilities to associated companies	**3,278**	31,740	—	**31,519**

17. Derivatives and Hedging Activities

The Company and its subsidiaries operate internationally, giving rise to significant exposure to market risks arising from changes in foreign exchange rates, interest rates and commodity prices. The Company assesses these risks by continually monitoring changes in these exposures and by evaluating hedging opportunities. Derivative financial instruments utilized by the Company and some of its subsidiaries to hedge these risks are comprised principally of foreign exchange contracts, interest rate swaps, cross currency swaps and commodity derivatives. The Company does not hold or issue derivative financial instruments for any purposes other than hedging.

Gains and losses related to derivative instruments are classified in other income (deductions) in the consolidated statements of operations. The amount of the hedging ineffectiveness and net gain or loss excluded from the assessment of hedge effectiveness is not material for the three years ended March 31, 2004. Amounts included in accumulated other comprehensive income (loss) at March 31, 2004 are expected to be recognized in earnings principally over the next twelve months. The maximum term over which the Company is hedging exposures to the variability of cash flows for foreign currency exchange risk is approximately five months.

The Company and its subsidiaries are exposed to credit risk in the event of non-performance by counterparties to the derivative contracts, but such risk is considered mitigated by the high credit rating of the counterparties.

The contract amounts of foreign exchange contracts, interest rate swaps, cross currency swaps and commodity futures at March 31, 2004 and 2003 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	**2004**
Forward:			
To sell foreign currencies	**¥398,782**	¥387,605	**$3,834,442**
To buy foreign currencies	**205,039**	214,075	**1,971,529**
Options purchased to sell foreign currencies	**44,886**	50,883	**431,596**
Options written to sell foreign currencies	**29,046**	—	**279,288**
Variable-paying interest rate swaps	**115,000**	115,000	**1,105,769**
Cross currency swaps	**14,914**	8,420	**143,404**
Commodity futures:			
To sell commodity	**14,915**	13,341	**143,413**
To buy commodity	**52,888**	43,214	**508,538**

18. Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and cash equivalents, Time deposits, Trade receivables, Short-term borrowings, Trade payables and Accrued expenses
The carrying amount approximates fair value because of the short maturity of these instruments.

Short-term investments
The fair value of short-term investments is estimated based on quoted market prices.

Noncurrent receivables
The carrying amount which is generally stated at the net realizable value approximates fair value.

Investments and advances
The fair value of investments and advances is estimated based on quoted market prices or the present value of future cash flows using appropriate current discount rates.

Long-term debt
The fair value of long-term debt is estimated based on quoted market prices or the present value of future cash flows using appropriate current discount rates.

Derivative financial instruments
The fair value of derivative financial instruments, all of which are used for hedging purposes, are estimated by obtaining quotes from brokers.

The estimated fair values of financial instruments, all of which are held or issued for purposes other than trading, at March 31, 2004 and 2003 are as follows:

	Millions of yen				Thousands of U.S. dollars	
	2004		2003		2004	
	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
Non-derivatives:						
Assets:						
Short-term investments	¥ 2,684	¥ 2,684	¥ 1,196	¥ 1,196	$ 25,808	$ 25,808
Investments and advances	812,586	813,750	544,544	545,194	7,813,327	7,824,519
Liabilities:						
Long-term debt, including current portion	(677,814)	(684,314)	(809,806)	(821,381)	(6,517,442)	(6,579,942)
Derivatives:						
Other current assets:						
Forward:						
To sell foreign currencies	9,446	9,446	—	—	90,827	90,827
To buy foreign currencies	—	—	1,664	1,664	—	—
Options purchased to sell foreign currencies	746	746	127	127	7,173	7,173
Variable-paying interest rate swaps	135	135	298	298	1,298	1,298
Cross currency swaps	229	229	19	19	2,202	2,202
Commodity futures:						
To sell commodity	—	—	672	672	—	—
To buy commodity	5,709	5,709	—	—	54,894	54,894
Other current liabilities:						
Forward:						
To sell foreign currencies	—	—	(1,383)	(1,383)	—	—
To buy foreign currencies	(469)	(469)	—	—	(4,510)	(4,510)
Options written to sell foreign currencies	(455)	(455)	—	—	(4,375)	(4,375)
Cross currency swaps	(2)	(2)	(45)	(45)	(19)	(19)
Commodity futures:						
To sell commodity	(1,223)	(1,223)	—	—	(11,760)	(11,760)
To buy commodity	—	—	(1,940)	(1,940)	—	—

Limitations
Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgements and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

19. Commitments and Contingent Liabilities

The Company provides guarantees to third parties on bank loans provided to its employees, associated companies and customers. The guarantees for the employees are principally made for their housing loans. The guarantees for the associated companies and customers are made to enhance the credit of these companies. For each guarantee provided, the Company is required to perform under the guarantee if the guaranteed party defaults on a payment. The maximum amount of undiscounted payments the Company would have to make in the event of default is ¥7,488 million ($72,000 thousand). The carrying amount of the liabilities recognized for the Company's obligations as a guarantor under those guarantees at March 31, 2004 and 2003 was insignificant.

A financial subsidiary of the Company provides guarantees to third parties on certain consumer loans of its customers. For each guarantee provided, the subsidiary is required to perform under the guarantee if the guaranteed party defaults on a payment. The maximum amount of undiscounted payments the subsidiary would have to make in the event of default is ¥23,417 million ($225,163 thousand). The carrying amount of the liabilities recognized for the subsidiary's obligations as a guarantor under those guarantees at March 31, 2004 and 2003 was insignificant.

As discussed in Note 7, in connection with the sale and lease back of certain machinery and equipment, the Company and its subsidiary guarantee a specific value of the leased assets. For each guarantee provided, the Company or the subsidiary are required to perform under the guarantee if certain conditions are met during or at the end of the lease term. The maximum amount of undiscounted payments the Company or the subsidiary would have to make in the event of these conditions are met is ¥27,771 million ($267,029 thousand). The carrying amount of the liabilities recognized for the Company and the subsidiary's obligations as guarantors under those guarantees at March 31, 2004 and 2003 was insignificant.

The Company issues contractual product warranties under which it generally guarantees the performance of products delivered and services rendered for a certain period or term. The change in accrued warranty costs for the years ended March 31, 2004 and 2003 are summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	**2004**
Balance at beginning of year	**¥ 24,834**	¥ 20,202	**$ 238,788**
Liabilities accrued for warranties issued during the period	**39,409**	38,102	**378,933**
Warranty claims paid during the period	**(31,805)**	(33,293)	**(305,817)**
Changes in liabilities for pre-existing warranties during the period, including expirations	**(1,718)**	(177)	**(16,519)**
Balance at end of year	**¥ 30,720**	¥ 24,834	**$ 295,385**

At March 31, 2004, commitments outstanding for the purchase of property, plant and equipment approximated ¥15,535 million ($149,375 thousand). Contingent liabilities at March 31, 2004 for discounted export bills of exchange amounted to ¥6,663 million ($64,067 thousand).

Liabilities for environmental remediation costs are recorded when it is probable that obligations have been incurred and the amounts can be reasonably estimated. In January 2003, the Company announced that disposed electric equipment that contained polychlorinated biphenyls ("PCB equipment") might be buried in the ground of its four manufacturing facilities and one former manufacturing facility. The applicable laws require that PCB equipment be appropriately maintained and disposed of by July 2016. The Company estimated the total cost of ¥8,274 million ($79,558 thousand) for necessary actions such as investigating whether the PCB equipment is buried at the facilities, including excavations, and maintaining and disposing the PCB equipment that is already discovered, which amount has been accrued since it represents management's best estimate or minimum of the cost, but the payments are not considered to be fixed and reliably determinable.

There are a number of legal actions against the Company and certain subsidiaries. Management is of the opinion that damages, if any, resulting from these actions will not have a material effect on the Company's consolidated financial statements.

20. Segment Information

In accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," the segments reported below are the components of the Company for which separate financial information is available that is evaluated regularly by the chief operating decision maker of the Company in deciding how to allocate resources and in assessing performance. In January 2003, the Company launched a new business domain-based organizational structure, followed by the introduction of a new groupwide management system effective from April 1, 2003.

The Company has reclassified its previous four business segments: AVC Networks, Home Appliances, Industrial Equipment, and Components and Devices, into five new segments effective April 1, 2003. Accordingly, the figures of all prior periods presented have been restated.

The five new segments are: "AVC Networks," "Home Appliances," "Components and Devices," "JVC," and "Other." Business segments correspond to categories of activity classified primarily by markets, products and brand names. "AVC Networks" includes video and audio equipment, and information and communications equipment. "Home Appliances" includes home appliances and household equipment. "Components and Devices" includes electronic components, semiconductors, electric motors and batteries. "JVC" includes products marketed under the brand name of JVC or Victor. "Other" includes electronic-parts-mounting machines, industrial robots and industrial equipment.

By Business Segment:

	Millions of yen			Thousands of U.S. dollars
	2004	2003 (Restated)	2002 (Restated)	**2004**
Sales:				
AVC Networks:				
Customers	**¥3,771,516**	¥3,621,211	¥3,473,339	**$36,264,577**
Intersegment	**68,752**	46,984	35,285	**661,077**
Total	**3,840,268**	3,668,195	3,508,624	**36,925,654**
Home Appliances:				
Customers	**1,174,138**	1,169,608	1,141,543	**11,289,788**
Intersegment	**49,052**	27,873	29,242	**471,654**
Total	**1,223,190**	1,197,481	1,170,785	**11,761,442**
Components and Devices:				
Customers	**1,073,108**	1,145,092	1,066,456	**10,318,346**
Intersegment	**586,564**	564,640	468,272	**5,640,038**
Total	**1,659,672**	1,709,732	1,534,728	**15,958,384**
JVC:				
Customers	**802,650**	827,967	812,479	**7,717,788**
Intersegment	**16,349**	23,542	22,340	**157,202**
Total	**818,999**	851,509	834,819	**7,874,990**
Other:				
Customers	**658,332**	637,836	580,020	**6,330,116**
Intersegment	**290,396**	181,219	145,337	**2,792,269**
Total	**948,728**	819,055	725,357	**9,122,385**
Eliminations	**(1,011,113)**	(844,258)	(700,476)	**(9,722,240)**
Consolidated total	**¥7,479,744**	¥7,401,714	¥7,073,837	**$71,920,615**

	Millions of yen			Thousands of U.S. dollars
	2004	2003 (Restated)	2002 (Restated)	2004
Segment profit (loss):				
AVC Networks	¥ 129,102	¥ 82,828	¥ (35,626)	$ 1,241,365
Home Appliances	52,759	45,240	32,611	507,298
Components and Devices	50,099	31,213	(95,714)	481,721
JVC	24,675	21,863	(12,345)	237,260
Other	14,701	13,042	(32,388)	141,356
Corporate and eliminations	(75,844)	(67,615)	(55,536)	(729,269)
Total segment profit (loss)	¥ 195,492	¥ 126,571	¥ (198,998)	$ 1,879,731
Interest income	19,564	22,267	34,361	188,115
Dividends received	5,475	4,506	8,219	52,644
Gain from the transfer of the substitutional portion of Japanese Welfare Pension Insurance	72,228	—	—	694,500
Other income	59,544	64,677	54,146	572,539
Interest expense	(27,744)	(32,805)	(45,088)	(266,769)
Other deductions	(153,737)	(116,300)	(390,419)	(1,478,241)
Consolidated income (loss) before income taxes	¥ 170,822	¥ 68,916	¥ (537,779)	$ 1,642,519
Identifiable assets:				
AVC Networks	¥2,090,130	¥2,355,671	¥2,026,953	$20,097,404
Home Appliances	701,143	805,437	895,931	6,741,760
Components and Devices	1,157,984	1,317,882	1,456,440	11,134,461
JVC	503,943	488,595	520,543	4,845,606
Other	754,117	795,103	830,256	7,251,125
Corporate and eliminations	2,230,695	2,072,005	2,038,334	21,448,990
Consolidated total	¥7,438,012	¥7,834,693	¥7,768,457	$71,519,346
Depreciation (including intangibles other than goodwill):				
AVC Networks	¥ 85,085	¥ 81,332	¥ 108,513	$ 818,125
Home Appliances	31,674	39,367	41,757	304,558
Components and Devices	103,898	133,113	159,265	999,019
JVC	16,339	16,596	28,009	157,106
Other	28,954	20,570	6,469	278,404
Corporate and eliminations	11,601	9,955	9,639	111,548
Consolidated total	¥ 277,551	¥ 300,933	¥ 353,652	$ 2,668,760
Capital investment (including intangibles other than goodwill):				
AVC Networks	¥ 80,543	¥ 77,008	¥ 98,052	$ 774,452
Home Appliances	26,268	34,720	33,658	252,577
Components and Devices	142,540	119,639	174,509	1,370,577
JVC	17,735	14,709	16,303	170,529
Other	28,298	20,525	8,366	272,096
Corporate and eliminations	21,376	21,213	13,814	205,538
Consolidated total	¥ 316,760	¥ 287,814	¥ 344,702	$ 3,045,769

Corporate expenses include certain corporate R&D expenditures and general corporate expenses.

Corporate assets consist of cash and cash equivalents, time deposits, marketable securities in short-term investments, investments and advances and other assets related to unallocated expenses.

Intangibles mainly represent patents and software.

By Geographical Area:

Sales attributed to countries based upon the customer's location and long-lived assets are as follows:

	Millions of yen			Thousands of U.S. dollars
	2004	2003	2002	**2004**
Sales:				
Japan	**¥3,477,492**	¥3,453,836	¥3,313,912	**$33,437,423**
North and South America	**1,326,940**	1,420,802	1,495,258	**12,759,038**
Europe	**1,080,143**	999,637	839,248	**10,385,990**
Asia and Others	**1,595,169**	1,527,439	1,425,419	**15,338,164**
Consolidated total	**¥7,479,744**	¥7,401,714	¥7,073,837	**$71,920,615**
United States of America included in North and South America	**¥1,184,446**	¥1,282,861	¥1,353,502	**$11,388,904**
Long-lived assets:				
Japan	**¥1,359,677**	¥1,412,415	¥1,171,115	**$13,073,817**
North and South America	**64,955**	80,104	137,981	**624,567**
Europe	**54,456**	68,216	68,155	**523,616**
Asia and Others	**222,420**	223,597	270,414	**2,138,654**
Consolidated total	**¥1,701,508**	¥1,784,332	¥1,647,665	**$16,360,654**
United States of America included in North and South America	**¥ 58,297**	¥ 71,554	¥ 129,439	**$ 560,548**

There are no individually material countries of which sales and long-lived assets should be separately disclosed in North and South America, Europe and Asia and Others, except for the United States of America. Transfers between business segments or geographic segments are made at arms-length prices. There are no sales to a single external major customer for the three years ended March 31, 2004.

The following information shows sales, geographical profit (loss) and identifiable assets which are attributed to geographic areas based on the country location of the Company or its subsidiaries for the three years ended March 31, 2004. In addition to the disclosure requirements under SFAS No. 131, the Company discloses this information as supplemental information in light of the disclosure requirements of the Japanese Securities and Exchange Law, which a Japanese public company is subject to:

	Millions of yen			Thousands of U.S. dollars
	2004	2003	2002	2004
Sales:				
Japan:				
Customers	¥ 3,989,576	¥ 4,032,432	¥ 3,866,575	$38,361,308
Intersegment	1,521,459	1,107,962	1,150,530	14,629,413
Total	5,511,035	5,140,394	5,017,105	52,990,721
North and South America:				
Customers	1,271,914	1,364,283	1,408,838	12,229,942
Intersegment	25,269	26,116	36,910	242,971
Total	1,297,183	1,390,399	1,445,748	12,472,913
Europe:				
Customers	1,014,687	922,312	770,886	9,756,606
Intersegment	12,648	16,938	15,907	121,615
Total	1,027,335	939,250	786,793	9,878,221
Asia and Others:				
Customers	1,203,567	1,082,687	1,027,538	11,572,759
Intersegment	972,843	754,725	802,986	9,354,260
Total	2,176,410	1,837,412	1,830,524	20,927,019
Eliminations	(2,532,219)	(1,905,741)	(2,006,333)	(24,348,259)
Consolidated total	¥ 7,479,744	¥ 7,401,714	¥ 7,073,837	$71,920,615
Geographical profit (loss):				
Japan	¥ 131,796	¥ 88,152	¥ (166,134)	$ 1,267,269
North and South America	23,258	22,449	(4,092)	223,635
Europe	16,325	21,741	(14,600)	156,971
Asia and Others	89,706	71,016	48,530	862,558
Corporate and eliminations	(65,593)	(76,787)	(62,702)	(630,702)
Consolidated total	¥ 195,492	¥ 126,571	¥ (198,998)	$ 1,879,731
Identifiable assets:				
Japan	¥ 3,887,504	¥ 4,445,983	¥ 4,170,989	$37,379,846
North and South America	411,615	526,918	602,427	3,957,837
Europe	308,687	335,813	402,238	2,968,144
Asia and Others	858,238	831,289	872,628	8,252,288
Corporate and eliminations	1,971,968	1,694,690	1,720,175	18,961,231
Consolidated total	¥ 7,438,012	¥ 7,834,693	¥ 7,768,457	$71,519,346

21. Subsequent Event

On April 1, 2004, the Company acquired 19.2% of the issued common shares of MEW through a tender offer, of which the Company had a 31.8% equity ownership until then, to obtain its controlling interest.

This acquisition also resulted in another acquisition of controlling interest of PanaHome Corporation (PanaHome) because both the Company and MEW have 27% equity ownership.

The results of operations of MEW and PanaHome will be included in the consolidated financial statements since that date. MEW is a manufacturer of household electric equipment, building products and related materials based in Osaka, Japan. As a result of the acquisition, the Company is expected to be a leading provider of a comprehensive range of home electric and household equipment and systems in Japan. It also expects to reduce costs through economies of scale and sharing of research and development resources and marketing channels. The aggregate purchase cost of additional MEW shares was ¥147,187 million ($1,415,260 thousand) and was paid in cash. The carrying value of the Company's common shares of MEW immediately before the acquisition was ¥200,174 million ($1,924,750 thousand). The carrying value of the Company's existing common shares of PanaHome at April 1, 2004 was ¥22,861 million ($219,817 thousand).

The purchase price of additional MEW shares has been preliminarily allocated based upon the initial estimated fair value of the identifiable assets acquired and liabilities assumed at the date of acquisition. The excess of the purchase price over fair value of net identifiable assets was preliminarily allocated to goodwill. The Company's new basis of investments in MEW and PanaHome upon the acquisition of additional shares of MEW was ¥343,844 million ($3,306,192 thousands), which consisted of the purchase price of acquired shares and the carrying value of the existing shares, net of deferred tax liabilities of ¥26,378 million ($253,635 thousand) on the outside basis of existing shares that had been accounted for using the equity method. Such new basis of investments in MEW and PanaHome was allocated as follows:

	Millions of yen	Thousands of U.S. dollars
Current assets	¥ 658,544	$ 6,332,154
Property, plant and equipment	440,584	4,236,384
Other assets	287,998	2,769,212
Total assets acquired	1,387,126	13,337,750
Current liabilities	335,899	3,229,798
Noncurrent liabilities	419,803	4,036,568
Total liabilities assumed	755,702	7,266,366
Minority interests	287,580	2,765,192
Net assets acquired	¥ 343,844	$ 3,306,192

The allocation of the purchase price is preliminary and subject to adjustments following the completion of the valuation process.

Report of Independent Registered Public Accounting Firm

KPMG

The Board of Directors
Matsushita Electric Industrial Co., Ltd.

We have audited the accompanying consolidated balance sheets (expressed in yen) of Matsushita Electric Industrial Co., Ltd. and subsidiaries as of March 31, 2004 and 2003 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended March 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Matsushita Electric Industrial Co., Ltd. and subsidiaries as of March 31, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

As described in Notes 1 (i) and 9 of the notes to the consolidated financial statements, effective April 1, 2002, the Company changed its method of accounting for goodwill and other intangible assets as a result of the adoption of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets."

The consolidated financial statements as of and for the year ended March 31, 2004 have been translated into United States dollars solely for the convenience of the reader. We have recomputed the translation and, in our opinion, the consolidated financial statements expressed in yen have been translated into United States dollars on the basis set forth in Note 2 of the notes to the consolidated financial statements.

KPMG AZSA & Co.

Osaka, Japan
April 28, 2004

Principal Operating Divisions and Subsidiaries

(As of April 1, 2004)

Divisional Companies of Matsushita Electric Industrial Co., Ltd.

Semiconductor Company
Panasonic AVC Networks Company
Panasonic Automotive Systems Company
Panasonic System Solutions Company
Matsushita Home Appliances Company
Healthcare Business Company
Lighting Company
Motor Company

Principal Domestic Subsidiaries

Panasonic Communications Co., Ltd.
Matsushita Electronic Components Co., Ltd.
Panasonic Mobile Communications Co., Ltd.
Panasonic Factory Solutions Co., Ltd.
Matsushita Ecology Systems Co., Ltd.
Matsushita Refrigeration Company
Matsushita Battery Industrial Co., Ltd.
Matsushita Kotobuki Electronics Industries, Ltd.
Matsushita Industrial Information Equipment Co., Ltd.
Matsushita Electric Works, Ltd.
Victor Company of Japan, Ltd.
PanaHome Corporation

Principal Overseas Subsidiaries

Matsushita Electric Corporation of America
Matsushita Electric Europe (Headquarters) Ltd.
Panasonic Mobile & Automotive Systems Czech s.r.o.
Matsushita Electric Asia Pte. Ltd.
Panasonic AVC Networks Singapore Pte. Ltd.
Panasonic AVC Networks Kuala Lumpur Malaysia Sdn. Bhd.
Matsushita Electric (Taiwan) Co., Ltd.
Matsushita Electric (China) Co., Ltd.
Guangzhou Matsushita Air-Conditioner Co., Ltd.

Note: Matsushita's consolidated financial statements as of March 31, 2004 comprise the accounts of 372 companies throughout the world.

Investor Information

Corporate Headquarters Investor Relations Office

Matsushita Electric Industrial Co., Ltd.
Investor Relations Office
1006, Oaza Kadoma, Kadoma-shi, Osaka 571-8501, Japan
Phone: +81-6-6908-1121
Web sites:
English : http://ir-site.panasonic.com/
Japanese : http://ir-site.panasonic.com/jp/

Tokyo Investor Relations Office

Matsushita Electric Industrial Co., Ltd.
Tokyo Investor Relations Office
1-2, 1-chome, Shiba-Koen, Minato-ku, Tokyo 105-8581, Japan
Phone: +81-3-3437-1121

U.S. Investor Relations Office

Panasonic Finance (America), Inc.
1 Rockefeller Plaza, Suite 1001,
New York, NY 10020-2002, U.S.A.
Phone: +1-212-698-1365

European Investor Relations Office

Panasonic Finance (Europe) plc
10 Finsbury Square, London, EC2A 1AD, U.K.
Phone: +44-20-7562-4400

Japanese Stock Exchange Listings

Tokyo, Osaka and Nagoya stock exchanges

Overseas Stock Exchange Listings

New York, Euronext Amsterdam and Frankfurt stock exchanges

Number of Shares Issued *(as of March 31, 2004)*

2,453,053,497

Number of Shareholders *(as of March 31, 2004)*

282,190

Transfer Agent for Common Stock

The Chuo Mitsui Trust and Banking Co., Ltd.
Chuo-ku, Osaka, Japan

Depositary and Transfer Agent for American Depositary Receipts (ADRs)

JPMorgan Chase Bank
New York, NY, U.S.A.

Corporate Bonds

0.42% Bonds due March 18, 2005
0.87% Bonds due March 20, 2007
1.64% Bonds due December 20, 2011

Fiscal Agent:
Sumitomo Mitsui Banking Corporation
Chuo-ku, Osaka, Japan

Selected Financial Data

(Years ended March 31, 2003 and 2004)


Billions of yen
%
2,100
2,050
2,000
1,950
1,900
1,850
1,800
1,750
1,700
5.0
4.0
3.0
2.0
1.0
0
-1.0
-2.0
-3.0
Net sales
Income (loss) before income taxes/Net sales
1st quarter
2nd quarter
3rd quarter
4th quarter
1st quarter
2nd quarter
3rd quarter
4th quarter
2003
2004

(Millions of yen, except per share information)

	2003 1st quarter	2003 2nd quarter	2003 3rd quarter	2003 4th quarter	2004 1st quarter	2004 2nd quarter	2004 3rd quarter	2004 4th quarter
Net sales	¥1,793,387	¥1,827,582	¥1,935,015	¥1,845,730	¥1,763,600	¥1,876,088	¥2,031,319	¥1,808,737
Income (loss) before income taxes	17,314	38,325	48,991	(35,714)	25,202	32,052	82,977	30,591
Net income (loss)	3,467	14,132	22,359	(59,411)	2,698	20,448	24,246	(5,247)
Net income (loss) per share, diluted	¥ 1.67	¥ 6.70	¥ 9.12	¥ (25.07)	¥ 1.15	¥ 8.66	¥ 10.32	¥ (2.27)

Note: Quarterly financial data is unaudited and has not been reviewed under Statements on Auditing Standards No. 100 "Interim Financial Information," by Matsushita's independent registered public accounting firm.

Major Shareholders *(As of March 31, 2004)*

Name	Share ownership (in thousands of shares)	Percentage of total issued shares (%)
The Master Trust Bank of Japan, Ltd. (trust account)	167,220	6.81
Japan Trustee Services Bank, Ltd. (trust account)	165,982	6.76
Moxley & Co.	103,610	4.22
Nippon Life Insurance Co.	67,796	2.76
Matsushita Investment & Development Co., Ltd.	56,949	2.32
Sumitomo Life Insurance Co.	54,212	2.20
Sumitomo Mitsui Banking Corporation	48,824	1.99
State Street Bank and Trust Co.	40,069	1.63
Matsushita Electric Employee Shareholding Association	37,193	1.51
Mitsui Sumitomo Insurance Co., Ltd.	35,106	1.43

Notes: 1. Holdings of less than 1,000 shares have been omitted.
2. Matsushita holds 134,645,885 shares of its own common stock.

Breakdown of Issued Shares by Type of Shareholders

(As of March 31, 2004)


27.9%
Individuals and Other
7.4%
Other Corporations
39.6%
Financial Institutions
25.1%
Overseas Investors

Quarterly Common Stock Price Range *(Tokyo Stock Exchange)*

(Calendar years)


(Yen)
3,500
3,000
2,500
2,000
1,500
1,000
500

	1999	2000	2001	2002	2003	2004
High	2,980	3,320	2,800	1,826	1,590	1,660
Low	1,878	2,410	1,398	1,115	860	1,473

http://panasonic.co.jp/global/

Panasonic
ideas for life

Matsushita Electric Industrial Co., Ltd

This entire report is printed with soy ink on paper which is 50% recycled
Printed in Japan